SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2008

On May 13, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2008. Attached hereto are a copy of a press release and supplemental data relating thereto, both dated May 13, 2008, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2009. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release and the supplemental data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, included in the press release and the relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2008 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2009 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting
Department

Date: May 13, 2008

Financial Results Release	May 13, 2008
For the Year Ended March 31, 2008	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

(URL http://www.ntt.co.jp/ir/)

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03)5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 25, 2008

Scheduled date of dividend payments: June 26, 2008

Scheduled date of filing securities report: June 30, 2008

1.	Consolidated Financial Results for the Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

(Millions of yen)

	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2008	10,680,891	(0.7%)	1,304,609	17.8%	1,322,291	16.7%	635,156	31.9%
Year ended March 31, 2007	10,760,550	0.2%	1,107,015	(7.0%)	1,132,702	(13.0%)	481,368	(4.3%)

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share	Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2008	46,107.27 (yen)	-	(yen)	8.7%	7.2%	12.2%
Year ended March 31, 2007	34,829.32 (yen)	-	(yen)	6.9%	6.1%	10.3%

Notes:	1.	Equity in earnings (losses) of affiliated companies	For the year ended March 31, 2008:	31,026 million yen
			For the year ended March 31, 2007:	10,043 million yen
	2.	The amounts in the year ended March 31, 2007, including “(2) Consolidated Financial Position” and “2. Dividends”, have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8)” on page 22.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2008	18,518,779	7,410,761	40.0%	543,361.19	(yen)
March 31, 2007	18,291,141	7,120,768	38.9%	515,263.28	(yen)

(3) Consolidated Cash Flows

				(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents At End of Year
Year ended March 31, 2008	3,090,792	(1,990,642)	(726,384)	1,169,566
Year ended March 31, 2007	2,361,289	(2,150,990)	(831,830)	796,255

2.	Dividends

	Dividends per Share						Yearly Total Dividends		Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	Interim Dividends per Share		Year-end Dividends per Share		Total Dividends per Share
Year ended March 31, 2007	4,000.00	(yen)	4,000.00	(yen)	8,000.00	(yen)	110,564	(Millions of yen)	23.0%	1.6%
Year ended March 31, 2008	4,500.00	(yen)	4,500.00	(yen)	9,000.00	(yen)	123,563	(Millions of yen)	19.5%	1.7%
Year ending March 31, 2009 (Forecasts)	5,500.00	(yen)	5,500.00	(yen)	11,000.00	(yen)			30.0%

Note:	Dividends per share for the year ending March 31, 2009 do not reflect the stock split that NTT announced today. For further details, please see “(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split” on page 3.

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 – March 31, 2009)

			(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2009	10,750,000	0.6%	1,160,000	(11.1%)	1,170,000	(11.5%)	500,000	(21.3%)	36,660.28	(yen)

Notes:	1.	Percentages above represent changes from the previous year.
	2.	Forecasts of earnings per share for the year ending March 31, 2009 do not reflect the stock split that NTT announced today. For further details, please see “(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split” on page 3.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): No

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: No
2.	Others: No

(3)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock) at end of year:

March 31, 2008:	15,741,209 shares

March 31, 2007:	15,741,209 shares

2. Number of treasury stock at end of year:

March 31, 2008:	2,102,471 shares

March 31, 2007:	1,921,540 shares

3. Weighted average number of shares outstanding:

For the year ended March 31, 2008:	13,775,614 shares

For the year ended March 31, 2007:	13,820,769 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2008                                                                                                                   [Japanese GAAP]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2008	375,794	4.4%	209,966	6.1%	217,710	5.6%	195,833	3.4%
Year ended March 31, 2007	359,982	6.1%	197,873	17.3%	206,226	20.0%	189,399	(51.9%)

Note:	Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after potential dilution adjustments
Year ended March 31, 2008	14,215.97	(yen)	- (yen)
Year ended March 31, 2007	13,703.94	(yen)	- (yen)

(2) Non-consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2008	7,669,121	5,015,306	65.4%	367,725.11	(yen)
March 31, 2007	8,061,382	5,035,635	62.5%	364,381.77	(yen)

(Reference) Shareholder’s equity	For the year ended March 31, 2008:	5,015,306 million yen
	For the year ended March 31, 2007:	5,035,635 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 – March 31, 2009)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2009	365,000	(2.9%)	195,000	(7.1%)	200,000	(8.1%)	199,000	1.6%	14,590.79	(yen)

Notes:	1.	Percentages above represent changes from the previous year.
	2.	Forecasts of earnings per share for the year ending March 31, 2009 do not reflect the stock split that NTT announced today. For further details, please see “(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split” on page 3.

Notes:	1.	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15. As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.
	2.	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” of additional stock in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”) on page 22.

(Reference) Forecasts of Business Results and Dividends Reflecting Stock Split

As announced on May 13, 2008, with implementation of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100.

If such share split is assumed to have taken place at the beginning of the year ending March 31, 2009, forecasts for financial results and dividends for such period would be as follows.

1.	Financial Results Forecasts for the Year Ending March 31, 2009 (April 1, 2008 – March 31, 2009)

		Earnings per Share
Consolidated	Year ending March 31, 2009	366.60	(yen)
Non-consolidated	Year ending March 31, 2009	145.91	(yen)

2.	Dividends Forecasts for the Year Ending March 31, 2009

	Dividends per Share
	Interim Dividends per Share		Year-end Dividends per Share		Total Dividends per Share		Payout Ratio (Consolidated)
Year ending March 31, 2009 (Forecasts)	55.00	(yen)	55.00	(yen)	110.00	(yen)	30.0%

1. Business Results

(1) Analysis Concerning Business Results

During the fiscal year ended March 31, 2008, the Japanese economy continued to expand at a moderate pace supported by strong performance in the business sector, but fluctuations in stock and currency exchange markets triggered by the subprime mortgage crisis in the United States and crude oil price trends resulted in weak corporate earnings and flat capital investment. Improvements in employment came to a standstill and cautious views concerning economic recovery are becoming more widespread.

Dramatic changes continue to take place in the telecommunications market environment including the advance of ubiquitous broadband communications and the convergence of services in conjunction with the increased use of IP-based services. In the fixed-line market, optical access services are expanding and the shift from existing fixed-line telephones to optical IP telephony is continuing. In the mobile communications market, the introduction of mobile number portability in the fiscal year ended March 31, 2006 and market entry by new carriers are spurring advanced functionality of handsets and networks as well as fierce price competition.

Under these business conditions, NTT Group worked to expand and increase the use of broadband infrastructure including optical access services to achieve the goals of NTT Group’s Medium-Term Management Strategy (released November 2004). Specific business activities relating to the FLET’S Hikari optical access service included tie-ups with other companies to expand and improve video services, increased sales of security services to protect against computer viruses and other threats, efforts to provide convenient and high value-added services that customers can use with peace of mind, promotion of connectivity with terminals other than PCs and other measures to expand applications. NTT Group also worked to enhance customer service by reducing lead times from application to the start of services and improving Web-based service application functions. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 8.78 million as of March 31, 2008.

NTT Group worked with firms in a wide range of fields and consumers on field trials for its next-generation network (NGN), one of the foundations of the Medium-Term Management Strategy, to confirm the NGN technologies and identify customer preferences. Based on the results of those trials, the FLET’S Hikari Next commercial service was launched in March 2008 in areas of the Tokyo metropolitan region and Osaka Prefecture. NTT Group also established the Next-Generation Services Joint-Development Forum and began activities to deepen understanding concerning the NGN and to develop and commercially launch services utilizing the NGN with a diverse range of partners.

NTT Group took comprehensive measures to enhance the competitiveness of its FOMA third-generation mobile communications services including expansion of fee plans and services, introduction of new sales models, improvement of network quality, and expansion of the handset lineup. Efforts were also made to expand revenue opportunities by promoting the increased use of credit services and international roaming services. As a result of these efforts, the number of FOMA subscribers reached 43.95 million as of March 31, 2008.

With regard to services for corporate customers, NTT Group worked to reinforce its marketing capabilities by reorganizing business divisions on a customer and industry basis, enhancing its system-engineering (SE) capabilities and providing high value-added solutions. NTT Group also worked with other companies to expand business in growth areas. In addition, the system integration (SI), data center, and network service offerings were strengthened and service territories expanded to accommodate the global business activities of NTT Group’s customers.

As a result of these activities, despite increases in IP/packet communications service revenues from FLET’S Hikari and FOMA and system integration revenues, NTT Group’s consolidated operating revenues were 10,680.9 billion yen for the fiscal year ended March 31, 2008 (a decrease of 0.7% from the previous fiscal year) due to a decline in fixed voice related services revenues. Consolidated operating expenses were 9,376.3 billion yen (a decrease of 2.9% from the previous fiscal year), due to cost reductions and a decrease in operating expenses resulting from the return of the substitutional portion of pension assets to the government.

Consolidated operating income was 1,304.6 billion yen (an increase of 17.8% from the previous fiscal year), consolidated income before income taxes was 1,322.3 billion yen (an increase of 16.7% from the previous fiscal year), and consolidated net income was 635.2 billion yen (an increase of 31.9% from the previous fiscal year).

(Note) In the above prior-year comparisons, the equity method was applied retroactively to past years pursuant to US generally accepted accounting principles for an affiliate that newly become subject to application of the equity method as a result of additional share acquisitions during the fiscal year ended March 31, 2008, and calculations were made using prior year figures as adjusted to reflect equity method treatment.

The business results for NTT (holding company) and the main NTT Group companies during the consolidated fiscal year ended March 31, 2008 are as follows.

Nippon Telegraph and Telephone Corporation (Holding company)

In its capacity as a holding company, NTT worked to efficiently develop the businesses of NTT Group through the planning of overall strategies and redistribution of managerial resources in line with changes in the business environment.

To carry out NTT Group’s Medium-Term Management Strategy, NTT provided advice and intermediary services aimed at developing broadband services and promoting international business, established the Next-Generation Services Joint-Development Forum, and developed structures for supporting the expanded use of services utilizing the NGN to be provided by NTT Group companies. In compensation for these services, the Company received 19.0 billion yen in group management and administration revenues (a decrease of 3.2% from the previous fiscal year). In addition, with its focus on developing high quality networks and new services that support a secure, safe, and convenient broadband and ubiquitous communications, NTT conducted fundamental research and development and actively developed future-oriented basic technologies, and received 126.8 billion yen (an increase of 3.9% from the previous fiscal year) in fundamental research and development revenues. NTT also received 213.2 billion yen in dividends (an increase of 7.3% from the previous fiscal year) as consideration for research and development activities.

As a result of the above, NTT’s unconsolidated operating revenues for the fiscal year ended March 31, 2008 were 375.7 billion yen (an increase of 4.4% from the previous fiscal year), unconsolidated recurring profit was 217.7 billion yen (an increase of 5.6% from the previous fiscal year), and unconsolidated net income was 195.8 billion yen (an increase of 3.4% from the previous fiscal year).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West)

NTT East and NTT West took measures to secure solid revenue structures by enhancing and expanding broadband services with a focus on FLET’S Hikari and worked to raise business efficiency.

Specific activities included enhancement of video services such as multi-channel broadcasts and VOD in collaboration with other companies with the objective of increasing the number of FLET’S Hikari customers. NTT East and NTT West also took measures to expand and promote high value-added services such as increasing sales of security services to protect against computer viruses and other threats and launching FLET’S Home Security, a service that enables customers to monitor their homes from remote locations via a mobile phone using network cameras. NTT East and NTT West worked with other companies to encourage connectivity between TV game consoles and FLET’S Hikari and to increase sales by proposing new use scenarios.

With regard to the NGN, in light of the customer preferences identified and results of technological confirmations made through the field trials, in addition to the existing optical access services and optical IP telephone services, in March 2008, NTT East and NTT West launched quality-assured high sound quality telephone services, video phone, Ethernet services and other services for corporate customers on a commercial basis in areas of the Tokyo metropolitan region and Osaka Prefecture.

Measures designed to enhance customer service included the expansion of a system that immediately determines the installation and start of service date when a customer applies for FLET’S Hikari services, and the increased efficiency achieved through expansion of operational systems, in efforts to reduce lead time from application to the start of services. NTT East and NTT West also took active measures to train their IP engineers as a key effort in further promoting the stable operation of broadband services.

To increase business efficiency, NTT East consolidated sites including billing divisions and 116 Centers and increased the use of outsourcing. NTT West supplemented its existing corporate marketing divisions, which focus on larger companies, by establishing the Office Marketing Division at its head office to conduct effective marketing and reinforce proposal-making capabilities targeting small and medium businesses and SOHO business.

On March 13, 2008, the Fair Trade Commission determined that certain advertising implemented from July to October 2007 for the “Dial 104” service, which directly connects callers to the 104 directory information service to the requested number, violated Article 4, Paragraph 1, Item (2) of the Law for the Prevention of Unreasonable Premiums and Misrepresentation concerning Products and Services and issued a retraction order. NTT East and NTT West would like to apologize sincerely for the concern and inconvenience that they caused to customers and other related parties. They will implement thorough and appropriate remedial measures and work to continue improving services.

Despite efforts to expand revenue bases through the expansion and improvement of broadband services, revenues from voice related services declined. As a result, during the year under review, NTT East’s operating revenues were 2,002.7 billion yen (a decrease of 2.8% from the previous fiscal year), and those of NTT West were 1,901.2 billion yen (a decrease of 2.6% from the previous fiscal year). Due to such factors as extraordinary income from the return of the substitutional portion of pension assets to the government, NTT East had net income of 96.8 billion yen (an increase of 14.9% from the previous fiscal year). Due mainly to the effect of an adjustment in the amount recorded for deferred tax assets, NTT West posted a net loss of 37.7 billion yen.

NTT Communications Corporation (NTT Communications)

NTT Communications took additional measures to provide corporate customers with ICT (Information and Communication Technology) solutions for management issues, and worked to offer services tailored to the diverse lifestyles and needs of individual customers.

Specific activities included the reorganization of structures for the provision of services to corporate customers according to business type and industry, bolstering of SE functions, promotion of consulting services tailored to customer business formats, and the provision of high added-value solutions. NTT Communications also strengthened its product lineup by becoming the first provider in Japan to offer a 40 Gbps service through GIGASTREAM, a high-quality, high-reliability, next-generation dedicated line service.

In its global business, NTT Communications collaborated with a local firm in Shanghai to launch a high-quality, high-reliability premium data center, and established a joint venture company with a local carrier in Vietnam to develop the data center business in Vietnam. NTT Communications worked to expand its service territories, and became the first Japanese telecommunications carrier to offer an international IP-VPM service (MPLS type) in the Middle East by starting services in the United Arab Emirates. To address the rapid increase in international traffic volume, NTT Communications engaged in efforts to build more reliable international networks, including reaching an agreement with major carriers in several countries concerning the construction of a new, high-capacity undersea optical cable linking Japan, China, South Korea, Taiwan and the United States.

For individual customers, NTT Communications augmented its marketing of the OCN Hikari with FLET’S optical access service menu, and took other measures to increase sales of its OCN Internet access services. NTT Communications also began offering new services such as SNS (Social Networking Service) “goo Home,” and expanded the high audio quality Music Ocean music distribution service. NTT Group video distribution services for television were consolidated in NTT Plala Corporation to increase business efficiency and provide more appealing services, and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

Concerning fixed-line telephone services, NTT Communications continued to offer its Pl@tinum Line low-cost plan for domestic and international calls and calls to mobile phones in response to the needs of a diverse range of customers.

As a result of these efforts, NTT Communications’ operating revenues for the fiscal year under review were 1,154.5 billion yen (an increase of 0.8% from the previous fiscal year). Due to extraordinary income from the return of the substitutional portion of pension assets to the government, net income was 62.7 billion yen (an increase of 106.8% from the previous fiscal year).

NTT DoCoMo, Inc. (NTT DoCoMo)

Due to the impact of the start of mobile number portability in the fiscal year ended March 31, 2006 and other factors, competition continues to intensify. In response, NTT DoCoMo has worked to enhance its overall competitiveness through comprehensive measures from a “customer-oriented perspective” such as providing user-friendly fees and services, raising network quality, and enhancing and expanding its handset lineup.

User-friendly fees and services include new discount services such as Fami-wari MAX50, Hitori Demo 50, and Office Wari MAX 50. NTT DoCoMo also introduced a new sales model that allows customers to choose one of two programs—the Value Course or the Basic Course—when purchasing the FOMA905i series and later eligible mobile phone handsets.

Measures to raise network quality included service area improvements finely tuned to customer requests and installation of additional facilities to increase communications capacity. Network speeds were increased by expanding FOMA High-Speed Areas which enables high-speed communications.

NTT DoCoMo reinforced its handset lineup with the introduction of the FOMA905i series, which features new functions including FOMA High Speed, international roaming capability, and a One Segment broadcast reception function, and the FOMA705i series, which boasts a wide variety of designs and functions.

NTT DoCoMo worked to raise revenues from international business by expanding the lineup of handsets that support international roaming services and by increasing countries and territories where international roaming services are available. The company also increased membership in the DCMX credit service using the Osaifu Keitai and installed iD payment terminals in convenience stores in order to expand its credit business.

Although NTT DoCoMo engaged in the above activities under conditions of increasingly fierce competition, consolidated operating revenues for the fiscal year under review were 4,711.8 billion yen (a decrease of 1.6% from the previous fiscal year). Consolidated net income was 491.2 billion yen (an increase of 7.4% from the previous fiscal year) due to cost reductions and a decrease in operating expenses resulting from the return of the substitutional portion of pension assets.

NTT DATA Corporation (NTT DATA)

During the fiscal year under review, against a backdrop of strong investment in software, particularly in the financial and manufacturing industries, supported by the construction of backbone systems, primarily by financial institutions, and increased investment in compliance-related information systems, NTT DATA shifted the emphasis of its business from “quantity (revenues) to quality (work practices and the value creation business)” and to becoming “number one in customer satisfaction,” as means to gain competitive superiority and answer customer needs.

Specifically, NTT DATA implemented measures to address the main foundations of its medium-term business strategy: marketing reforms, development process reforms, increasing business efficiency group-wide, reviews of unprofitable businesses, growth engines, and development of human resources.

Marketing reforms included adoption and implementation of business improvement plans for individual customers by each division to raise customer satisfaction levels, while development process reforms included reorganization and reinforcement of software engineering-related research and development organizations. As to group-wide business efficiency, employee secondment policies were revised in order to increase competitiveness by promoting the autonomy of group companies and achieve the missions of individual companies. Reviews of unprofitable businesses led to decisions to dissolve certain consolidated subsidiaries and other measures to shift management resources to high-profit businesses as well as further efforts to increase profitability. With regard to growth engines, to reinforce business in the healthcare field, an area that is expected to undergo growth in the future, in addition to establishing a Healthcare Systems Business Unit, NTT DATA formed a business tie-up with a firm that has global technologies relating to clinical trial computerization solutions for the pharmaceutical industry, and promoted services that support the use of IT in clinical testing. Measures to develop human resources included the operation of programs to certify the specialization and qualification levels of individual employees, certification of professional personnel who can plan and implement projects using advanced specialized skills, and measures to train and foster younger employees.

Through these endeavors, NTT DATA engaged in vigorous marketing activities and promoted development of efficient systems geared towards obtaining orders for new systems and launching new services in the public sector, finance, and corporate customer segments. NTT DATA also continued to provide stable services for existing systems. NTT DATA also promoted its international business activities by enhancing its IT support services in China, other parts of Asia, the United States, and Europe through the establishment of overseas subsidiaries and acquiring overseas companies so it can support the global business activities of its customers.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review were 1,074.4 billion yen (an increase of 2.8% from the previous fiscal year). Because of such factors as extraordinary losses due to revision of secondment policies, consolidated net income was 30.4 billion yen (a decrease of 39.9% from the previous fiscal year).

The forecast of performance in the next term is as follows: consolidated operating revenues of 10,750.0 billion yen (an increase of 0.6% from the previous term), consolidated operating income of 1,160.0 billion yen (a decrease of 11.1% over the previous term), consolidated income before income taxes of 1,170.0 billion yen (a decrease of 11.5% from the previous term) and consolidated net income of 500.0 billion yen (a decrease of 21.3% from the previous term).

(2) Analysis of Financial Standing

“Cash flow from business activities” for the fiscal year ended March 31, 2008 (on a consolidated basis) was 3,090.8 billion yen, due to such factors as net income and depreciation and amortization costs. Compared to the previous fiscal year, cash flow increased 729.5 billion yen (30.9%). This increase was due to various factors including a decrease in the amount paid (net amount) in corporate taxes (in the fiscal year ended March 31, 2008, the amount paid (net amount) in corporate taxes was 237.3 billion yen, due to such factors as an impairment of Hutchison 3G UK Holdings Limited shares, which was recognized as a tax-deductible loss) and a decrease in trade accounts receivable resulting from collection of telephone fees which was delayed until the fiscal year ended March 31, 2008 due to a bank holiday at the end of the prior fiscal year.

“Cash flow from investment activities” amounted to 1,990.6 billion yen for the fiscal year ended March 31, 2008. Cash was principally used in acquiring fixed assets. “Cash flow from investment activities” for the fiscal year ended March 31, 2008 reflected a decrease of 160.3 billion yen (7.5%) in cash outlays over the previous fiscal year. This decrease resulted from an increase in outlays directed towards equity and other long-term investments on the one hand, offset by a decrease in the acquisition of property, plant and equipment on the other.

“Cash flow from financing activities” amounted to 726.4 billion yen for the fiscal year ended March 31, 2008. Cash was principally used for such purposes as repaying loans. “Cash flow from financing activities” for the year ended March 31, 2008 reflected a decrease of 105.4 billion yen (12.7%) from the previous fiscal year. This decrease resulted from an increase in short-term borrowings on the one hand, and an increase in expenditures for acquiring NTT’s own shares on the other.

As a result, the balance of cash and cash equivalents for NTT Group during the fiscal year ended March 31, 2008 totaled 1,169.6 billion yen, an increase of 373.3 billion yen (46.9%) compared with the fiscal year ended March 31, 2007.

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 9,000 yen per share, comprising a 4,500-yen end-of-term dividend and a 4,500-yen interim dividend. For the next annual period, dividends are planned to be 11,000 yen for the full year.

While maintaining a good financial standing, NTT intends to use internal funds for investments in new business opportunities and a capital policy to improve capital efficiency.

2. Status of NTT Corporate Group

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (collectively with NTT, NTT Group) cover regional communications, long-distance and international communications, mobile communications, and data communications.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA CORPORATION (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, NTT Solco Corporation, NTT CARD SOLUTION Inc., TelWel East Japan Corporation, TelWel West Japan Corporation and 92 other companies.

(2) Long-Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services and related ancillary services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), NTT PC Communications Incorporated, NTT Resonant Inc., NTT Plala Inc., Verio Inc., NTT COM ASIA LIMITED, NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT WORLD ENGINEERING MARINE CORPORATION, NTT BizLink, Inc., NTT Com Technology Corporation, NTT FANET SYSTEMS Corp. and 36 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., DoCoMo interTouch Pte. Ltd. and 104 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA Getronics Corporation, NTT DATA SYSTEMS CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd., NTT DATA FORCE CORPORATION, NTT DATA CREATION CORPORATION, itelligence AG, NTT DATA FINANCIAL CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, NTT DATA EUROPE GmbH & Co. KG and 114 other companies.

(5) Other Business

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc., NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION and 57 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF NTT GROUP

Customer

↑

NTT GROUP

<Regional Communications Businesses>

NTT East
NTT West

<Regional Communications Support Group>

- Regional Communications Related Businesses
  - NTT EAST-TOKYOMINAMI CORPORATION
  - NTT WEST-KANSAI CORPORATION
  - NTT-ME CORPORATION
  - NTT NEOMEIT CORPORATION
  - NTT MARKETING ACT CORPORATION
- Engineering Businesses
  - NTT INFRASTRUCTURE NETWORK CORPORATION
- Telephone Directory Businesses
  - NTT DIRECTORY SERVICES Co.
  - NTT Quaris Corporation
- Telemarketing Businesses
  - NTT Solco Corporation
- Others
  - NTT CARD SOLUTION Inc.
  - TelWel East Japan Corporation
  - TelWel West Japan Corporation

and others

<Long-Distance and International Communications Businesses>

NTT Communications

<Long-Distance and International Communications Support Group>

and others

<Mobile Communications Businesses>

NTT DoCoMo

<Mobile Communications Support Group>

and others

<Data Communications Businesses>

NTT DATA

<Data Communications Support Group>

and others

<Other Businesses>

- Real Estate Business
  - NTT URBAN DEVELOPMENT CORPORATION
- Financing Business
  - NTT FINANCE CORPORATION
- Construction & Electricity Business
  - NTT FACILITIES, INC.
- System Development Business
  - NTT COMWARE CORPORATION
- Advanced Technology Development Businesses
  - NTT Electronics Corporation
  - NTT ADVANCED TECHNOLOGY CORPORATION
  - NTT Software Corporation
- Others
  - NTT BUSINESS ASSOCIE Corporation
  - InfoCom Research, Inc.
  - NTT LOGISCO Inc.
  - NTT ADVERTISING, INC.
  - NTT LEARNING SYSTEMS CORPORATION

and others

↑

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. Business Operation Policy

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and our R&D capabilities, which are second to none in the world, serve as the foundation from which we will “continue to provide safe and secure service, and continue always to earn the trust of our customers and stakeholders.” With these words as our guide, amidst fierce competition in the marketplace, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, NTT Group formulated “NTT Group’s Medium-Term Management Strategy” in November 2004. Since that time, NTT Group has announced specific steps it has implemented to timely respond to the changing technologies and market conditions. As NTT Group achieves its goals set forth in its Medium-Term Management Strategy, NTT Group will continue to proactively work to provide greater convenience to its customers, contribute to overcoming social problems, and implement a management strategy that emphasizes shareholder value.

(2) Issues Facing the Corporate Group

Although the Japanese economy has been decelerating, we anticipate a moderate recovery supported by a rally in housing constructions and an increase in exports. However, it is necessary to continue monitoring carefully the uncertainties concerning foreign economies and the international financial markets and the rising prices for energy and raw materials.

In the information and telecommunications market, IP-based networks and ubiquitous broadband communications continue to spread, and the convergence of services, including fixed-mobile convergence and communications-broadcasting convergence, is accelerating. The resulting diversification of customer demands is expected to intensify competition even further.

Under this environment, NTT Group is moving forward with the construction of the next-generation network (NGN) and open connectivity with the networks of other carriers as set forth in its Medium-Term Management Strategy. With “open” and “collaboration” as its key terms, NTT will also continue to collaborate with businesses from a wide range of fields to create and develop new services and new value.

As a specific measure to promote the NGN, commercial service was launched in the Tokyo metropolitan area and Osaka Prefecture in March 2008, and is to be expanded progressively to ordinance-designated cities and prefectural capitals. NTT will expand services that offer convenience through capitalizing on the high quality and highly secure characteristics of the NGN. In promoting the development and commercial launch of new services that utilize the NGN, NTT Group is using forums such as collaborating with a range of partners to create new services, including through the Next-Generation Services Joint-Development Forum.

NTT Group continues to engage in efforts to provide appealing services through the NGN and establish business processes that will allow for accurate and prompt response to customer demands and promote increased use of optical access services.

With respect to FOMA, while increasing customer satisfaction and enhancing customer relationships are its top priorities, NTT Group is taking measures to strengthen its overall competitiveness, including construction of a stable, high-quality network, enhanced after-sales service, introduction of user-friendly rate plans and services, and expansion of its handset lineup. Moreover, the eight regional NTT DoCoMo companies will be consolidated to establish one nationwide company structure, in an effort to integrate and strengthen customer service and increase business efficiency.

In regards to services for corporate customers, NTT Group will make continuous efforts to bolster marketing and development capabilities and offer a variety of solutions. To respond to customer demands relating to, among others, integrated domestic and overseas ICT usage and end-to-end network quality assurance, NTT Group is working with overseas businesses, making a full use of NTT Group’s comprehensive resources and capabilities.

In addition, NTT Group will continue to conduct and develop global businesses tailored to market conditions in each country and region, using its know-how and experience of providing services based on its research and development, such as NGN services.

Also, NTT Group is continuing its efforts to expand business in new fields that do not rely on traffic volumes. The entire group is working together to review business processes and increase business efficiency through consolidation of business sites and outsourcing.

At the same time, NTT will continue to allocate the managerial resources of NTT Group in a proactive and flexible manner, promote unified research and development of fundamental technologies, and otherwise take advantage of the benefits of NTT’s holding company structure. NTT will also provide individual NTT Group companies with advice, intermediary services, and other assistance including support for their efforts to obtain cost-effective financing.

On the research and development front, NTT will continue to focus its efforts on the creation of basic technologies required for the development of advanced networks and new services that will support the development of a secure, dependable and convenient ubiquitous broadband society and will undertake proactive measures regarding basic technologies with a focus towards the future. NTT will promote development geared towards commercialization based on close collaboration among NTT Group companies, so that the fruits of research and development are reflected in its business. NTT Group will also continue to promote the dissemination of the results of basic research and development and to contribute to the standardization of technologies and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Through the activities described above, NTT Group will continue its efforts to develop a rich communication environment through the use of ubiquitous broadband, increase the efficiency of corporate activities, and create new business opportunities, with the objective of improving NTT Group’s corporate value.

Note:

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

4. Consolidated Balance Sheets

	March 31, 2007	March 31, 2008	(Millions of yen) Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	796,255	1,169,566	373,311
Short-term investments	111,901	17,566	(94,335)
Notes and accounts receivable, trade	2,102,435	1,843,468	(258,967)
Allowance for doubtful accounts	(31,297)	(36,286)	(4,989)
Inventories	309,097	343,978	34,881
Prepaid expenses and other current assets	341,243	375,661	34,418
Deferred income taxes	261,534	276,178	14,644
Total current assets	3,891,168	3,990,131	98,963
Property, plant and equipment:
Telecommunications equipment	14,639,792	14,699,272	59,480
Telecommunications service lines	13,442,566	13,701,735	259,169
Buildings and structures	5,730,034	5,792,345	62,311
Machinery, vessels and tools	1,864,159	1,761,348	(102,811)
Land	877,009	1,078,118	201,109
Construction in progress	289,447	301,722	12,275
Accumulated depreciation	(26,419,195)	(26,948,961)	(529,766)
Net property, plant and equipment	10,423,812	10,385,579	(38,233)
Investments and other assets:
Investments in affiliated companies	326,219	416,140	89,921
Marketable securities and other investments	371,592	347,899	(23,693)
Goodwill	387,066	427,888	40,822
Other intangibles	1,329,714	1,384,311	54,597
Other assets	776,270	959,096	182,826
Deferred income taxes	785,300	607,735	(177,565)
Total investments and other assets	3,976,161	4,143,069	166,908

TOTAL ASSETS	18,291,141	18,518,779	227,638

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

	March 31, 2007	March 31, 2008	(Millions of yen) Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	414,290	568,068	153,778
Current portion of long-term debt	837,840	659,598	(178,242)
Accounts payable, trade	1,446,681	1,492,450	45,769
Accrued payroll	486,108	466,689	(19,419)
Accrued interest	14,602	11,809	(2,793)
Accrued taxes on income	108,556	234,074	125,518
Accrued consumption tax	45,808	36,074	(9,734)
Advances received	47,412	98,261	50,849
Other	329,516	344,886	15,370
Total current liabilities	3,730,813	3,911,909	181,096
Long-term liabilities:
Long-term debt	3,510,370	3,416,740	(93,630)
Obligations under capital leases	96,231	60,488	(35,743)
Liability for employees’ retirement benefits	1,534,993	1,294,813	(240,180)
Other	463,423	560,070	96,647
Total long-term liabilities	5,605,017	5,332,111	(272,906)
Minority interest in consolidated subsidiaries	1,834,543	1,863,998	29,455
Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,844,103	2,841,079	(3,024)
Retained earnings	4,145,608	4,663,296	517,688
Accumulated other comprehensive income (loss)	102,529	(26,428)	(128,957)
Treasury stock, at cost	(909,422)	(1,005,136)	(95,714)
Total shareholders’ equity	7,120,768	7,410,761	289,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,291,141	18,518,779	227,638

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

5. Consolidated Statements of Income

			(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
Operating revenues:
Fixed voice related services	3,113,549	2,831,138	(282,411)
Mobile voice related services	3,021,263	2,739,832	(281,431)
IP/packet communications services	2,247,948	2,567,440	319,492
Sales of telecommunications equipment	583,349	653,499	70,150
System integration	1,092,738	1,156,997	64,259
Other	701,703	731,985	30,282
Total operating revenues	10,760,550	10,680,891	(79,659)
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,325,712	2,419,148	93,436
Cost of equipment sold (exclusive of items shown separately below)	1,333,237	1,262,789	(70,448)
Cost of system integration (exclusive of items shown separately below)	737,271	794,867	57,596
Depreciation and amortization	2,097,327	2,161,878	64,551
Impairment loss	3,620	5,032	1,412
Selling, general and administrative expenses	3,140,587	3,047,236	(93,351)
Write-down of goodwill and other intangible assets	15,781	2,888	(12,893)
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	(317,556)	(317,556)
Total operating expenses	9,653,535	9,376,282	(277,253)
Operating income	1,107,015	1,304,609	197,594
Other income (expenses):
Interest and amortization of bond discounts and issue costs	(69,533)	(63,775)	5,758
Interest income	27,088	24,495	(2,593)
Other, net	68,132	56,962	(11,170)
Total other income and expenses	25,687	17,682	(8,005)
Income (loss) before income taxes	1,132,702	1,322,291	189,589
Income tax expense (benefit):	466,552	520,777	54,225
Current	298,177	377,065	78,888
Deferred	168,375	143,712	(24,663)
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	666,150	801,514	135,364
Minority interest in consolidated subsidiaries	194,825	197,384	2,559
Equity in earnings (losses) of affiliated companies	10,043	31,026	20,983
Net income (loss)	481,368	635,156	153,788

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

6. Consolidated Statements of Shareholders’ Equity

			(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
Common stock:
At beginning of year	937,950	937,950	—
At end of year	937,950	937,950	—

Additional paid-in capital:
At beginning of year	2,843,108	2,844,103	995
Other	995	(3,024)	(4,019)
At end of year	2,844,103	2,841,079	(3,024)

Retained earnings:
At beginning of year	3,760,991	4,145,608	384,617
Cash dividends	(96,751)	(117,468)	(20,717)
Net income (loss)	481,368	635,156	153,788
At end of year	4,145,608	4,663,296	517,688

Accumulated comprehensive income (loss):
At beginning of year	99,417	102,529	3,112
Other comprehensive income (loss)	(17,268)	(128,957)	(111,689)
Adjustment to initially apply SFAS No. 158	20,380	—	(20,380)
At end of year	102,529	(26,428)	(128,957)

Treasury stock, at cost
At beginning of year	(907,088)	(909,422)	(2,334)
Net change in treasury stock	(2,334)	(95,714)	(93,380)
At end of year	(909,422)	(1,005,136)	(95,714)

Shareholders’ equity at end of year	7,120,768	7,410,761	289,993

Summary of total comprehensive income (loss):
Net income (loss)	481,368	635,156	153,788
Other comprehensive income (loss)	(17,268)	(128,957)	(111,689)

Comprehensive income (loss)	464,100	506,199	42,099

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

7. Consolidated Statements of Cash Flows

			(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
I Cash flows from operating activities:
Net income (loss)	481,368	635,156	153,788
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	2,097,327	2,161,878	64,551
Impairment loss	3,620	5,032	1,412
Deferred taxes	168,375	143,712	(24,663)
Minority interest in consolidated subsidiaries	194,825	197,384	2,559
Write-down of goodwill and other intangible assets	15,781	2,888	(12,893)
Loss on disposal of property, plant and equipment	136,167	140,511	4,344
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	(317,556)	(317,556)
Equity in (earnings) losses of affiliated companies	(10,043)	(31,026)	(20,983)
(Increase) decrease in notes and accounts receivable, trade	(280,524)	289,627	570,151
(Increase) decrease in inventories	83,975	(34,582)	(118,557)
(Increase) decrease in other current assets	42,160	(23,310)	(65,470)
Increase (decrease) in accounts payable, trade and accrued payroll	(76,918)	(80,883)	(3,965)
Increase (decrease) in accrued consumption tax	18,689	(9,632)	(28,321)
Increase (decrease) in accrued interest	(2,387)	(2,732)	(345)
Increase (decrease) in advances received	(15,042)	50,875	65,917
Increase (decrease) in accrued taxes on income	(107,406)	125,494	232,900
Increase (decrease) in other current liabilities	(38,334)	(12,562)	25,772
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	(116,380)	(183,377)	(66,997)
Increase (decrease) in other long-term liabilities	(63,181)	51,957	115,138
Other	(170,783)	(18,062)	152,721

Net cash provided by operating activities	2,361,289	3,090,792	729,503

II Cash flows from investing activities:
Payments for property, plant and equipment	(1,608,505)	(1,259,719)	348,786
Proceeds from sale of property, plant and equipment	82,035	81,991	(44)
Payments for purchase of non-current investments	(72,146)	(199,780)	(127,634)
Proceeds from sale and redemption of non-current investments	71,253	124,183	52,930
Payments for purchase of short-term investments	(8,381)	(14,293)	(5,912)
Proceeds from redemption of short-term investments	4,632	5,586	954
Acquisition of intangible and other assets	(619,878)	(728,610)	(108,732)

Net cash used in investing activities	(2,150,990)	(1,990,642)	160,348

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	477,517	508,922	31,405
Payments for settlement of long-term debt	(854,825)	(878,267)	(23,442)
Dividends paid	(96,751)	(117,468)	(20,717)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(1,339)	(95,650)	(94,311)
Acquisition of treasury stocks by subsidiary	(157,656)	(173,002)	(15,346)
Net increase (decrease) in short-term borrowings and other	(198,776)	29,081	227,857

Net cash provided by (used in) financing activities	(831,830)	(726,384)	105,446

IV Effect of exchange rate changes on cash and cash equivalents	6,949	(455)	(7,404)

V Net increase (decrease) in cash and cash equivalents	(614,582)	373,311	987,893
VI Cash and cash equivalents at beginning of year	1,410,837	796,255	(614,582)
VII Cash and cash equivalents at end of year	796,255	1,169,566	373,311

Supplemental information
Cash paid during the year for:
Interest	71,761	66,568	(5,193)
Income taxes, net	418,936	237,311	(181,625)
Noncash investing and financing activities:
Capital lease obligations incurred during the year	17,034	7,694	(9,340)
Acquisition of stocks through share exchanges	—	19,864	19,864

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1.	Application of New Accounting Standard

Accounting for Certain Hybrid Financial Instruments

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of the Financial Accounting Standards Board (“FASB”) Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS No. 133, along with certain other clarifications and amendments to SFAS No. 133 and SFAS No. 140. The adoption of SFAS 155 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Servicing of Financial Assets

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. The adoption of FIN 48 did not have a material impact on the results of operations or financial position of NTT Group.

2.	Principal Accounting Policies, etc.

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liability for Employees’ Retirement Benefits

SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

(8) Retrospective application of equity method for an investee

During the year ended March 31, 2008, NTT Group acquired an additional equity interest in a company that gives NTT Group the ability to exercise significant influence over the investee. NTT Group’s equity interest was previously accounted for “Marketable securities and other investments” in the consolidated balance sheet. As a result of this acquisition of additional equity interest, the equity method of accounting was applied retrospectively by NTT Group in accordance with APB No.18 “The Equity Method of Accounting for Investment in Common Stock.” Consequently, the previously reported amounts have been revised in NTT Group’s consolidated financial statements for this retrospective accounting change. The impact on the main items of financial statements in the year ended March 31, 2007 are as follows:

			(Millions of yen)
Item	As Previously Reported	As Revised	Effect of Accounting Change
Consolidated Balance Sheets
Total assets	18,365,775	18,291,141	(74,634)
Total shareholders’ equity	7,172,610	7,120,768	(51,842)
Consolidated Statements of Income
Total other income and expenses	30,986	25,687	(5,299)
Income (loss) before income taxes	1,138,001	1,132,702	(5,299)
Equity in earnings (losses) of affiliated companies	3,101	10,043	6,942
Net income (loss)	476,907	481,368	4,461

3.	The Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

In September 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, the NTT Kosei-Nenkin-Kikin(“NTT Plan”) was granted an approval by the Minister of Health, Labor, and Welfare which permitted the NTT Plan to be released from future obligations to disburse the benefits covering the substitutional portion. In July 2007, NTT Plan received permission to be relieved of the remaining obligations related to past services to disburse the benefits covering the substitutional portion, and in February 2008, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets.

This settlement resulted in a decrease in operating expenses of 317,556 million yen as “Gain on transfer of the substitutional portion of the Employee Pension Fund” in the consolidated statements of income for the year ended March 31, 2008.

4.	Deferred revenue for the future usage of telephone cards

Deferred revenue for the expected future usage of the telephone cards issued by NTT Group has been recognized at the beginning of the year ended March 31, 2008. Consequently, Operating revenue - Fixed voice related services decreased by ¥32,800 million for the year ended March 31, 2008. Such deferred revenue estimates will be evaluated every fiscal year based on the latest information available.

5.	Subsequent Event

Repurchase of Shares

On May 13, 2008, the board of directors resolved that NTT may acquire up to a total not exceeding 450,000 outstanding shares of its common stock at an amount in total not exceeding \200 billion from May 14, 2008 through March 24, 2009.

The board of directors, at their meeting held May 13, 2008, have resolved that, on the day immediately preceding the day on which the electronic share certificate system will be introduced, they will introduce a unit share system whereby one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. After the share split, the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired before the share split from 450,000 shares, multiplying the remainder by 100, and then adding the number of shares acquired before the share split.

Stock Split and Implementation of Unit Share System

With the scheduled implementation next January of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, the board of directors, at their meeting held May 13, 2008, have resolved that, subject to approval at the 23rd general shareholders meeting to be held on June 25, 2008, of the introduction of unit share system, and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100.

Per share details for the year ended March 31, 2007 and 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2007 and at the beginning of the year ended March 31, 2008, respectively.

	Shareholders’ Equity per Share		Earnings (Loss) per Share		Diluted Earnings per Share

Year ended March 31, 2007	5,152.63	(yen)	348.29	(yen)	-
Year ended March 31, 2008	5,433.61	(yen)	461.07	(yen)	-

8. Business Segments

(Consolidated)

1. Sales and operating revenue

	Year ended March 31, 2007	Year ended March 31, 2008	(Millions of yen) Increase (Decrease)
Regional communications services
Customers	3,658,966	3,591,767	(67,199)
Intersegment	649,023	617,962	(31,061)

Total	4,307,989	4,209,729	(98,260)

Long-distance communications and international services
Customers	1,165,599	1,199,840	34,241
Intersegment	124,234	122,970	(1,264)

Total	1,289,833	1,322,810	32,977

Wireless services
Customers	4,730,487	4,652,696	(77,791)
Intersegment	57,606	59,131	1,525

Total	4,788,093	4,711,827	(76,266)

Data communications services
Customers	872,279	928,839	56,560
Intersegment	141,548	130,675	(10,873)

Total	1,013,827	1,059,514	45,687

Other
Customers	333,219	340,549	7,330
Intersegment	850,091	844,531	(5,560)

Total	1,183,310	1,185,080	1,770

Other - Corporate adjustment (*)	—	(32,800)	(32,800)
Elimination of intersegment	(1,822,502)	(1,775,269)	47,233

Consolidated total	10,760,550	10,680,891	(79,659)

(*)	See “4. Deferred revenue for the future usage of telephone cards” on page 22.

2. Segment profit or loss

	Year ended March 31, 2007	Year ended March 31, 2008	(Millions of yen) Increase (Decrease)
Operating income
Regional communications services	115,939	285,631	169,692
Long-distance communications and international services	59,719	105,815	46,096
Wireless services	773,524	796,501	22,977
Data communications services	82,845	58,841	(24,004)
Other	61,285	78,900	17,615

Total	1,093,312	1,325,688	232,376
Other - Corporate adjustment (*)	—	(32,800)	(32,800)
Elimination of intersegment	13,703	11,721	(1,982)

Consolidated total	1,107,015	1,304,609	197,594

(*)	See “4. Deferred revenue for the future usage of telephone cards” on page 22.

3. Assets

	March 31, 2007	March 31, 2008	(Millions of yen) Increase (Decrease)
Total Assets
Regional communications services	8,263,063	7,843,239	(419,824)
Long-distance communications and international services	1,443,233	1,406,430	(36,803)
Wireless services	6,233,981	6,278,088	44,107
Data communications services	1,193,920	1,267,830	73,910
Other	9,984,980	10,146,404	161,424

Total	27,119,177	26,941,991	(177,186)
Elimination of intersegment	(8,828,036)	(8,423,212)	404,824

Consolidated total	18,291,141	18,518,779	227,638

4. Other significant items

	Year ended March 31, 2007	Year ended March 31, 2008	(Millions of yen) Increase (Decrease)
Depreciation and amortization
Regional communications services	938,375	967,243	28,868
Long-distance communications and international services	147,863	141,483	(6,380)
Wireless services	744,122	787,795	43,673
Data communications services	149,598	142,559	(7,039)
Other	109,051	114,165	5,114

Total	2,089,009	2,153,245	64,236
Elimination of intersegment	8,318	8,633	315

Consolidated total	2,097,327	2,161,878	64,551

Capital investments for segment assets (*)
Regional communications services	873,530	856,894	(16,636)
Long-distance communications and international services	115,960	135,041	19,081
Wireless services	934,423	758,743	(175,680)
Data communications services	139,565	176,826	37,261
Other	173,373	201,357	27,984

Consolidated total	2,236,851	2,128,861	(107,990)

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)

Payments for property, plant and equipment	1,608,505 million yen	1,259,719 million yen	(348,786) million yen

Acquisition of intangible and other assets	619,878 million yen	728,610 million yen	108,732 million yen

Total	2,228,383 million yen	1,988,329 million yen	(240,054) million yen

Difference from the total of capital investments	(8,468) million yen	(140,532) million yen	(132,064) million yen

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

9. Related Party Transactions

(Consolidated)

Transactions with affiliated companies and related balances:

		(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008
Operating revenues	34,083	12,489
Operating expenses	195,272	85,740

		(Millions of yen)
	March 31, 2007	March 31, 2008
Receivables	5,791	7,634
Payables	20,223	27,612

10. Income Taxes

(Consolidated)

Significant components of deferred tax assets and liabilities:

		(Millions of yen)
	March 31, 2007	March 31, 2008
Deferred tax assets:
Liability for employees’ retirement benefits	623,745	513,508
Property, plant and equipment and intangible assets principally due to differences in depreciation	299,444	325,994
Operating loss carryforwards	283,809	234,354
Other	426,194	406,626

Total gross deferred tax assets	1,633,192	1,480,482

Less—Valuation allowance	(161,172)	(212,073)

Total deferred tax assets	1,472,020	1,268,409

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock etc.	(468,586)	(447,344)
Foreign currency translation adjustments	(128)	(798)
Other	(93,436)	(130,704)

Total gross deferred tax liabilities	(562,150)	(578,846)

Net deferred tax assets	909,870	689,563

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

11. Securities

(Consolidated)

1. Available-for-sale

				(Millions of yen)
		March 31, 2007	March 31, 2008	Increase (Decrease)
Equity securities	Carrying amounts	173,971	202,455	28,484
	Gross unrealized gains	97,550	65,734	(31,816)
	Gross unrealized losses	1,839	23,649	21,810
	Fair value	269,682	244,540	(25,142)
Debt securities	Carrying amounts	103,650	3,299	(100,351)
	Gross unrealized gains	27	8	(19)
	Gross unrealized losses	152	193	41
	Fair value	103,525	3,114	(100,411)

2. Held-to-maturity

				(Millions of yen)
		March 31, 2007	March 31, 2008	Increase (Decrease)
Debt securities	Carrying amounts	1,260	4,574	3,314
	Gross unrealized gains	1	—	(1)
	Gross unrealized losses	—	—	—
	Fair value	1,261	4,574	3,313

Note:	The amounts in the year ended March 31, 2007 have been changed from those previously released. See “2. Principal Accounting Policy, etc. (8) Retrospective application of equity method for an investee” in the footnote (“Significant Matters Pertaining to the Preparation of Consolidated Financial Statements”).

12. Employees’ Retirement Benefits

(Consolidated)

1.	Retirement Benefits and Contract-type Corporate Pension Plan

(1) Benefit obligations

	March 31, 2007	(Millions of yen) March 31, 2008
Benefit obligation, end of year	(2,356,395)	(2,279,725)

Fair value of plan assets, end of year	1,389,166	1,268,711

Funded status	(967,229)	(1,011,014)

The amounts recorded in the consolidated balance sheets are as follows

	March 31, 2007	(Millions of yen) March 31, 2008
Liability for employees’ retirement benefits	(972,235)	(1,011,360)
Other assets	5,006	346
Accumulated other comprehensive income	(73,905)	96,506
Net amount recognized	(1,041,134)	(914,508)

The amounts recorded as accumulated other comprehensive income are as follows

	March 31, 2007	(Millions of yen) March 31, 2008
Net actuarial loss	73,316	209,356
Transition obligation	1,696	1,332
Prior service cost	(148,917)	(114,182)
Total	(73,905)	96,506

(2) Cost for employees’ retirement benefits

	Year ended March 31, 2007	(Millions of yen) Year ended March 31, 2008
Service cost	84,898	79,702
Interest cost on projected benefit obligation	47,619	50,037
Expected return on plan assets	(33,442)	(34,782)
Net amortization and deferral	(27,284)	(28,967)

Total cost for employees’ retirement benefits as recorded in the consolidated statements of income	71,791	65,990

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2007	Year ended March 31, 2008
Discount rate	Project benefit obligation	2.2%	2.3%
	Net pension cost	2.0%	2.2%
Long-term rate of salary increases		1.5-3.4%	1.9-3.2%
Long-term rate of return on plan assets		2.5%	2.5%

2.	The NTT Kigyou-Nenkin-Kikin (Employee Pension Fund)

(1) Benefit obligations

	March 31, 2007	(Millions of yen) March 31, 2008
Benefit obligation, end of year	(1,971,796)	(1,241,986)
Fair value of plan assets, end of year	1,409,038	958,533
Funded status	(562,758)	(283,453)

The amounts recorded in the consolidated balance sheets are as follows

	March 31, 2007	(Millions of yen) March 31, 2008
Liability for employees’ retirement benefits	(562,758)	(283,453)
Accumulated other comprehensive loss	51,934	55,397
Net amount recognized	(510,824)	(228,056)

The amounts recorded as accumulated other comprehensive loss are as follows

	March 31, 2007	(Millions of yen) March 31, 2008
Net actuarial loss	78,992	77,918
Prior service cost	(27,058)	(22,521)
Total	51,934	55,397

(2) Cost for employees’ retirement benefits

	Year ended March 31, 2007	(Millions of yen) Year ended March 31, 2008
Service cost	41,178	39,040
Interest cost on projected benefit obligation	39,859	43,273
Expected return on plan assets	(34,197)	(32,506)
Net amortization and deferral	8,253	2,042
Employee contributions	(5,017)	(4,042)
Total cost for employees’ retirement benefits	50,076	47,807
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	(317,556)

Total	50,076	(269,749)

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2007	Year ended March 31, 2008
Discount rate	Project benefit obligation	2.2%	2.3%
	Net pension cost	2.0%	2.2%
Long-term rate of salary increases		3.4%	3.4%
Long-term rate of return on plan assets		2.5%	2.5%

13. Other

(Consolidated)

In accordance with the provisions of Additional Rule No. 54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2008 is ¥61,856 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

(Note) Notes to Leases and Derivative financial instruments are omitted because materiality for disclosure is not so significant in this report.

14. Non-Consolidated Comparative Balance Sheets

			(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	15,281	22,459	7,178
Accounts receivable, trade	1,394	1,265	(129)
Supplies	358	306	(51)
Advance payment	738	741	3
Deferred income taxes	512	1,408	895
Short-term loans receivable	544,285	471,950	(72,334)
Accounts receivable, other	110,487	76,790	(33,697)
Subsidiary deposits	150,000	27,000	(123,000)
Other current assets	10,450	8,798	(1,652)
Total current assets	833,509	610,720	(222,788)

Fixed assets:
Property, plant and equipment
Buildings	147,021	136,607	(10,413)
Structures	6,185	5,496	(688)
Machinery, equipment and vehicles	468	389	(79)
Tools, furniture and fixtures	24,908	24,068	(840)
Land	29,786	29,674	(112)
Lease assets	—	529	529
Construction in progress	716	852	136
Total property, plant and equipment	209,087	197,618	(11,469)
Intangible fixed assets	46,559	50,391	3,832
Investments and other assets
Investment securities	42,058	32,378	(9,679)
Investments in subsidiaries and affiliated companies	4,772,182	4,779,008	6,825
Long-term loans receivable to subsidiaries	2,116,611	1,937,023	(179,588)
Deferred income taxes	40,482	25,169	(15,313)
Subsidiary long-term deposits	—	35,000	35,000
Other investments and assets	891	1,812	920
Total investments and other assets	6,972,226	6,810,391	(161,835)
Total fixed assets	7,227,872	7,058,400	(169,471)

TOTAL ASSETS	8,061,382	7,669,121	(392,260)

	March 31, 2007	March 31, 2008	(Millions of yen)
			Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	477	584	106
Current portion of corporate bonds	339,765	170,000	(169,765)
Current portion of long-term borrowings	184,557	187,381	2,823
Current portion of long-term loans payable - subsidiary	50,000	50,000	—
Lease obligations	—	83	83
Accounts payable, other	101,184	66,230	(34,954)
Accrued expenses	11,716	9,236	(2,480)
Accrued taxes on income	28	210	182
Advance received	914	918	4
Deposit received	209	241	31
Deposit received from subsidiaries	95,797	39,796	(56,001)
Unearned revenue	0	1	0
Other current liabilities	586	1,175	589
Total current liabilities	785,237	525,858	(259,379)

Long-term liabilities:
Corporate bonds	1,340,762	1,340,791	29
Long-term borrowings	818,539	760,638	(57,901)
Long-term loans payable - subsidiary	50,000	—	(50,000)
Lease obligations	—	847	847
Liability for employees’ retirement benefits	30,408	24,670	(5,737)
Other long-term liabilities	798	1,008	209
Total long-term liabilities	2,240,508	2,127,956	(112,552)

TOTAL LIABILITIES	3,025,746	2,653,815	(371,931)

NET ASSETS

Shareholders’ equity
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Other capital surplus	994	1,058	64
Total capital surplus	2,673,820	2,673,503	64
Earned surplus
Legal reserve	135,333	135,333	—
Other earned surplus	2,185,137	2,263,503	78,365
Reserve for special depreciation	11	—	(11)
Other reserve	1,131,000	1,131,000	—
Accumulated earned surplus	1,054,125	1,132,503	78,377
Total earned surplus	2,320,470	2,398,836	78,365
Treasury stock	(909,422)	(1,005,136)	(95,714)
Total shareholders’ equity	5,022,819	5,005,535	(17,284)
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	12,816	9,771	(3,045)
Total unrealized gains (losses), translation adjustments, and others	12,816	9,771	(3,045)

TOTAL NET ASSETS	5,035,635	5,015,306	(20,329)

TOTAL LIABILITIES AND NET ASSETS	8,061,382	7,669,121	(392,260)

15. Non-Consolidated Comparative Statements of Income

			(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
Operating revenues	359,982	375,794	15,811
Dividends received	198,608	213,202	14,594
Revenues from Group management	19,714	19,077	(636)
Revenues from basic R&D	122,115	126,883	4,768
Other services	19,543	16,630	(2,913)
Operating expenses	162,109	165,827	3,718
Administration	20,483	20,713	230
Experiment and research	106,767	99,011	(7,756)
Depreciation and amortization	29,793	40,371	10,578
Retirement of fixed assets	1,844	2,857	1,013
Miscellaneous taxes	3,221	2,873	(347)
Operating income	197,873	209,966	12,093

Non-operating revenues:	62,388	58,583	(3,804)
Interest income	46,538	42,312	(4,226)
Lease and rental income	11,585	11,515	(69)
Miscellaneous income	4,264	4,755	491
Non-operating expenses:	54,035	50,840	(3,195)
Interest expenses	17,976	14,531	(3,445)
Corporate bond interest expenses	29,009	28,617	(391)
Lease and rental expenses	5,405	5,834	429
Miscellaneous expenses	1,643	1,856	212

Recurring profit	206,226	217,710	11,484
Special profits	—	6,685	6,685
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	6,685	6,685

Special losses	9,858	13,618	3,759
Write-off of investments in affiliated companies	9,858	—	(9,858)
Loss on disposal of property, plant and equipment	—	7,823	7,823
Loss on sales of fixed assets	—	5,386	5,386
Impact of applying lease accounting standards	—	407	407

Income before income taxes	196,367	210,777	14,409
Corporation, inhabitant, and enterprise taxes	(444)	(6,089)	(5,644)
Deferred tax expenses (benefits)	7,412	21,032	13,620
Net income	189,399	195,833	6,434

16.Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Year ended March 31, 2007														(Millions of yen)
	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485

Net change during the annual period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Return of reserve for special depreciation to retained earnings						(70)		70	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Cash dividends (Interim dividends)								(55,285)	(55,285)		(55,285)			(55,285)
Net income								189,399	189,399		189,399			189,399
Payments to acquire treasury stock										(5,807)	(5,807)			(5,807)
Resale of treasury stock			994	994						3,472	4,467			4,467
Others, net												(2,089)	(2,089)	(2,089)

Total net change during the annual period	—	—	994	994	—	(518)	—	93,098	92,579	(2,334)	91,239	(2,089)	(2,089)	89,150

March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

(*)	Items approved in the shareholders’ meeting held in June 2006

Year ended March 31, 2008														(Millions of yen)
	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

Net change during the annual period
Return of reserve for special depreciation to retained earnings						(11)		11	—		—			—
Cash dividends								(117,467)	(117,467)		(117,467)			(117,467)
Net income								195,833	195,833		195,833			195,833
Payments to acquire treasury stock										(96,303)	(96,303)			(96,303)
Resale of treasury stock			64	64						589	653			653
Others, net												(3,045)	(3,045)	(3,045)

Total net change during the annual period	—	—	64	64	—	(11)	—	78,377	78,365	(95,714)	(17,284)	(3,045)	(3,045)	(20,329)

March 31, 2008	937,950	2,672,826	1,058	2,673,884	135,333	—	1,131,000	1,132,503	2,398,836	(1,005,136)	5,005,535	9,771	9,771	5,015,306

17. Non-Consolidated Comparative Statements of Cash Flows

				(Millions of yen)
		Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	196,367	210,777	14,409
	Depreciation and amortization	32,721	43,492	10,770
	Loss on disposal of property, plant and equipment	1,019	8,977	7,958
	Loss on sales of fixed assets	—	5,386	5,386
	Impact of applying lease accounting standards	—	407	407
	Dividends received	(198,608)	(213,202)	(14,594)
	Gains on sales of investments in affiliated companies	(76)	—	76
	Write-off of investments in affiliated companies	9,858	—	(9,858)
	Gain on transfer of the substitutional portion of the Employee Pension Fund	—	(6,685)	(6,685)
	Increase (decrease) in liability for employees’ retirement benefits	2,083	947	(1,136)
	(Increase) decrease in accounts receivable	3,850	38,980	35,129
	Increase (decrease) in accounts payable and accrued expenses	(13,976)	(29,707)	(15,731)
	Increase (decrease) in accrued consumption tax	(201)	982	1,183
	Increase (decrease) in deposit received from subsidiaries	95,797	(56,001)	(151,799)
	Other	(777)	(2,035)	(1,257)

	Sub-total	128,059	2,319	(125,740)
	Interest and dividends received	246,112	257,595	11,482
	Interest paid	(47,714)	(45,517)	2,197
	Income taxes received (paid)	(6,173)	1,139	7,313

	Net cash provided by operating activities	320,283	215,536	(104,746)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(49,403)	(54,400)	(4,996)
	Proceeds from sale of property, plant and equipment	—	2,015	2,015
	Payments for purchase of investment securities	(2,888)	(7,716)	(4,828)
	Proceeds from sale of investment securities	194	411	217
	Payments for long-term loans	(231,554)	(314,000)	(82,445)
	Proceeds from long-term loans receivable	515,327	585,972	70,644
	(Increase) decrease in Long-term deposits of affiliated companies	—	(35,000)	(35,000)
	Other	(7)	(421)	(414)

	Net cash used in investing activities	231,666	176,861	(54,805)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	231,547	313,897	82,349
	Payments for settlement of long-term debt	(431,396)	(590,106)	(158,709)
	Net increase (decrease) in short-term borrowings	(90,000)	—	90,000
	Payments for settlement of lease obligations	—	(106)	(106)
	Dividends paid	(96,750)	(117,467)	(20,717)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(1,339)	(95,649)	(94,310)

	Net cash provided by (used in) financing activities	(387,939)	(489,433)	(101,494)

IV	Net increase (decrease) in cash and cash equivalents	164,011	(97,035)	(261,046)
V	Cash and cash equivalents at beginning of year	10,366	174,377	164,011

VI	Cash and cash equivalents at end of year	174,377	77,341	(97,035)

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Valuation of certain assets

(1)	Securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

[2]	Other securities

a.	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

b.	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which are determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

(1)	Property, plant, and equipment (except lease assets) are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets (except lease assets) are amortized on a straight-line basis.

The useful lives are calculated on the estimated cycle of the assets and the residual values are calculated based on real residual values.

Internal-use software (except lease assets) is amortized on a straight-line basis over their estimated useful lives within five years.

(2)	Leases assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.

(Change in accounting policy)

Effective from the year ended March 31, 2008, the Company adopted Accounting Standards Board of Japan (“ASBJ”) Statement No.13 “Accounting Standard for Lease Transactions”, originally issued by the Corporate Accounting Council (“CAC”) on June 17, 1993 and revised by the ASBJ on March 30, 2007, and applied ASBJ Guidance No.16 “Guidance on the Accounting Standard for Lease Transactions”, originally issued by the Japanese Institute of Certified Public Accountants (“JICPA”) on January 18, 1994 and revised by the ASBJ on March 30, 2007. Both ASBJ Statement No.13 and ASBJ Guidance No.16 were applicable during a fiscal year beginning after April 1, 2007.

As a results of the application of those policies, operating income and recurring profit increased by 77 million yen and 4 million yen, respectively, and income before income taxes declined by 402 million yen.

The Company did not adopt ASBJ Statement No.13 or apply ASBJ Guidance No.16 as of September 30, 2007. The lease transactions of the Company were disclosed in the notes to the non-consolidated financial statements for the six months ended September 30, 2007 in accordance with unrevised ASBJ Statement No.13 and ASBJ Guidance No.16.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

(Additional Information)

On July 1, 2007, under the Defined Benefit Corporate Pension Law, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) was granted an approval by the Minister of Health, Labor, and Welfare which permitted the NTT Plan to be released from past obligations to disbursethe benefits covering the substitutional portion. Based on the permission granted, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets on February 26, 2008. This settlement resulted in recognition of 6,685 million yen as special profit in the Company’s non-consolidated statements of income for the year ended March 31, 2008.

4.	Hedging Activities

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Hedging Instruments and Hedged Items

[1]	Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and combinations of the above.

[2]	Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

5.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2007:	240,582 million yen
March 31, 2008:	240,963 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

Note to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2007:	128,814 million yen
Year ended March 31, 2008:	134,802 million yen

Note to Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Matters Pertaining to Treasury stock

Type of stock	Common stock

Number of shares on March 31, 2007	1,921,540.08 shares

Increase in number of shares during this annual period (Purchase from stock market)	178,698.00 shares

Increase in number of shares during this annual period (Purchase of fractional shares by shareholders requirement)	3,475.80 shares

Decrease in number of shares during this annual period (Resale of fractional shares by shareholders requirement)	1,243.06 shares

Number of shares on March 31, 2008	2,102,470.82 shares

18. Securities

(Non-Consolidated)

March 31, 2007

Marketable investments in subsidiaries and affiliated companies

	Amount included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	7,547,288 million yen	7,506,159 million yen

Investments in affiliated companies	9,804 million yen	23,672 million yen	13,868 million yen

Total	50,934 million yen	7,570,961 million yen	7,520,027 million yen

March 31, 2008

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	5,153,078 million yen	5,111,948 million yen

Investments in affiliated companies	9,804 million yen	16,202 million yen	6,397 million yen

Total	50,934 million yen	5,169,281 million yen	5,118,346 million yen

19. Income Taxes

(Non-Consolidated)

Breakdown of deferred tax assets and liabilities:

March 31, 2007

(Millions of yen)
Deferred tax assets:
Fixed assets	29,960
Securities	15,083
Liability for employees’ retirement benefits	12,359
Other	2,139

Total gross deferred tax assets	59,543

Less - Valuation allowance	(8,946)

Total deferred tax assets	50,596

Deferred tax liabilities:
Net unrealized gains/losses on securities	(8,797)
Enterprise tax receivable	(764)
Reserve for special depreciation	(7)
Other	(31)

Total gross deferred tax liabilities	(9,601)

Net deferred tax assets	40,995

March 31, 2008

(Millions of yen)
Deferred tax assets:
Fixed assets	23,439
Securities	12,395
Liability for employees’ retirement benefits	10,027
Other	5,178

Total gross deferred tax assets	51,041

Less - Valuation allowance	(22,050)

Total deferred tax assets	28,991

Deferred tax liabilities:
Net unrealized gains/losses on securities	(2,182)
Other	(231)

Total gross deferred tax liabilities	(2,413)

Net deferred tax assets	26,577

20. Changes in Board of Directors

(1) Candidates for Directors

Yasuyoshi Katayama	(Senior Vice President, Nippon Telegraph and Telephone West Corporation)

Hiroki Watanabe	(Senior Vice President, Nippon Telegraph and Telephone East Corporation)

(2) Candidates for Corporate Auditors

Toshiro Morota	(Former Deputy Secretary General of the Board of Audit)

Shunsuke Amiya	(Senior Executive Vice President, NTT COMWARE Corporation)

Toru Motobayashi	(Lawyer (Tokyo Bar Association))

(3) Directors scheduled to resign from office

Tsutomu Ebe	(Senior Executive Vice President; scheduled to become President, Nippon Telegraph and Telephone East Corporation)

Shin Hashimoto	(Executive Vice President; scheduled to join Hitachi, Ltd.)

(4) Corporate Auditors scheduled to resign from office

Johji Fukada	(Full-time Corporate Auditor)

Yasuchika Negoro	(Corporate Auditor)

Masamichi Tanabe	(Corporate Auditor)

(5) Candidates for Representative Directors and other Directors

 Candidate scheduled to take office as Chairman (Director)

Norio Wada	(Chairman (Director))

‚ Candidate scheduled to take office as President (Representative Director)

Satoshi Miura	(President (Representative Director))

ƒ Candidates scheduled to take office as Senior Executive Vice President (Representative Director)

Noritaka Uji	(Senior Executive Vice President (Representative Director))

Hiroo Unoura	(Executive Vice President (Director))

Kaoru Kanazawa	(Senior Executive Vice President (Representative Director))

(6) New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President, In Charge of Technical Strategy, Chief Technology Officer, and Chief Information Officer	Noritaka Uji	Senior Executive Vice President, In Charge of Technical Strategy, Chief Technology Officer, and Chief Information Officer

Senior Executive Vice President, Director of Strategic Business Development Division, In Charge of Business Strategy, and Chief Financial Officer	Hiroo Unoura	Executive Vice President, Director of Corporate Strategy Planning Department, Executive Manager of Corporate Business Strategy Division

Senior Executive Vice President, In Charge of Risk Management, In Charge of International Standardization, and Chief Compliance Officer	Kaoru Kanazawa	Senior Executive Vice President, In Charge of Risk Management, In Charge of International Standardization, and Chief Compliance Officer

Senior Vice President, Director of General Affairs Department, and Director of Internal Control Office, General Affairs Department	Kiyoshi Kosaka	Senior Vice President, Director of General Affairs Department, and Director of Internal Control Office, General Affairs Department

Senior Vice President, Director of Research and Development Planning Department	Takashi Hanazawa	Senior Vice President, Director of Research and Development Planning Department

Senior Vice President, Director of Finance and Accounting Department	Toshio Kobayashi	Senior Vice President, Director of Finance and Accounting Department

Senior Vice President, Director of Technology Planning Department, and Director of Next Generation Network Promotion Office, Technology Planning Department	Yasuyoshi Katayama

Senior Vice President, Director of Corporate Strategy Planning Department	Hiroki Watanabe

Director	Takashi Imai	Director

Director	Yotaro Kobayashi	Director

(Notes)	The following candidates shall assume responsibilities as follows: Norio Wada as Chairman of Board of Directors; Satoshi Miura as Chief Executive Officer (CEO).

The organizational change will take place as of June 25, 2008.

Among the candidates for directors, Takashi Imai and Yotaro Kobayashi are candidates for external director.

Candidates for Auditors, Toshiro Morota and Toru Motobayashi, are candidates for external auditor.

Johji Fukada, Yasuchika Negoro and Masamichi Tanabe are scheduled to relinquish their corporate auditor seats at the close of the 23rd Ordinary General Meeting of Shareholders (scheduled to be held on June 25, 2008).

Attachment

Nippon Telegraph and Telephone Corporation

May 13, 2008

NTT’s Shares and Shareholders (as of March 31, 2008)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders								Fractional Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	372	100	9,332	838	84	1,071,240	1,081,970	—

Total Shares	5,306,841	1,998,696	72,477	189,093	3,544,458	223	4,606,209	15,717,997	23,212

%	33.76	12.72	0.46	1.20	22.55	0.00	29.31	100.00	—

Notes: .

1.      “Other Domestic Corporations” includes 1,910 shares under the name of the Japan Securities Depository Center, and “Fractional Shares” includes 0.72 shares under the name of the Japan Securities Depository Center.

2.      “Domestic Individuals, etc.” includes 2,102,475 shares of treasury stock, and “Fractional Shares” includes 0.82 shares of treasury stock. The actual number of treasury stock shares at the end of March 31, 2008 was 2,102,470.82.

3. The number of shareholders who own only fractional shares is 251,466.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Fractional Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	378	141	872	1,130	27,515	65,877	986,057	1,081,970	—

%	0.03	0.01	0.08	0.10	2.54	6.09	91.14	100.00	—

Total Shares	13,043,666	98,396	176,054	72,957	418,602	399,468	1,508,854	15,717,997	23,212

%	82.99	0.63	1.12	0.46	2.66	2.54	9.60	100.00	—

Notes:

1.      “At Least 1,000” includes 1,910 shares under the name of the Japan Securities Depository Center, and “Fractional Shares” includes 0.72 shares under the name of the Japan Securities Depository Center.

2. “At Least 1,000” includes 2,102,475 shares of treasury stock, and “Fractional Shares” includes 0.82 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,306,833.26	33.71
Moxley and Company	709,730.00	4.51
Japan Trustee Services Bank, Ltd. (Trust Account)	487,392.00	3.10
The Master Trust Bank of Japan, Ltd. (Trust Account)	383,845.00	2.44
State Street Bank and Trust Company	134,852.00	0.86
State Street Bank and Trust Company 505103	131,017.00	0.83
NTT Employee Share-Holding Association	130,956.22	0.83
State Street Bank and Trust Clients Omnibus Account OM02	129,552.00	0.82
Japan Trustee Services Bank, Ltd. (Trust Account 4)	122,073.00	0.78
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	96,874.00	0.62

Total	7,633,124.48	48.49

Note: The Company’s holdings of treasury stock (2,102,470.82 shares) are not included in the above figures.

Financial Results for the Year Ended March 31, 2008 May 13, 2008

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*     “E” in this material indicates that the stated figure is a planned or projected amount.
**   “FY” in this material represents a fiscal year which is the 12-month period beginning on April 1 of the year prior to the year indicated and ending on March 31 of the year indicated.
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Disclaimer Information

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2008 Operating Income: ¥1,304.6 billion
FY2008 Operating Income excluding the effect of special factors: ¥1,144.7 billion
+ ¥37.7 billion (Compared with FY2007)
Increased for the first time in 4 years
+ ¥34.7 billion (Compared with FY2008 forecasts)
FY 2009 Forecasted Operating Income: ¥1,160 billion
Expected to increase by approximately ¥15 billion excluding the effect of special factors
Representing two consecutive years of increase
FY2008 Highlights
I consolidated results and forecasts (U.S.-GAAP)

Difference
from
Forecasts
% Change
year-on-year
Change
year-on-year
130.2
44.6
36.3
80.9
31.9%
17.8%
(2.9)%
(0.7)%
153.8
197.6
(277.3)
(79.7)
9,376.3 9,653.5
Operating
Expenses
635.2 481.4
Net
Income
1,304.6 1,107.0
Operating
Income
10,680.9 10,760.6
Operating
Revenues
FY2008
FY2007
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2008 Summary
(Billions of yen)
I consolidated results and forecasts (U.S.-GAAP)
*Net Income, Change year-on-year and % Change year-on-year for FY2007 have been revised to reflect the retroactive application of equity method  accounting for PLDT.
* * *

+197.6
year-on-year

+317.6
(85.2)
(32.8)
1,260.0
Operating Income
FY2008 forecasts
(revised on March 17, 2008)
Special
factors
159.9
1,144.7
1,304.6
NTT DATA’s
secondment program
(39.7)
Special
factors
150.0
1,110.0
+34.7
Increase excluding
special factors
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2008 Results
Income
excluding
special factors
+3.0
year-on-year
(Billions of yen)
Gain on transfer of
of the EPF*
Decrease in
operating expenses
Change related to
depreciation
Increase in
operating expenses
Deferred revenue for
the future usage of
telephone cards
Increase in
operating expenses Increase in
operating expenses
Income
excluding
special factors
+37.7
year-on-year
*EPF : Employee
Pension Fund
Results of Operating Income
I consolidated results and forecasts (U.S.-GAAP)
Special factors: +¥159.9 billion (vs. Forecasted: + ¥150.0 billion)
Operating Income excluding the effect of special factors: ¥1,144.7 billion
+ ¥37.7 billion (Compared with FY2007)
+ ¥34.7 billion (Compared with FY2008 forecasts)
substitutional portion

Deferred revenue for the
future usage of
telephone cards: (32.8)
A:  21.9
B: (7.8)
A: 15.9
Secondment
program: (39.7)
A: 24.7
B: (23.9)
A: 9.5
A: 245.6
B: (53.5)
Details
(see below*)
(32.8) 14.1 (23.8) 0.8 9.5 192.1 159.9 Impacts
Special
factors
“( )” stands for
negative to
profits
(2.0) 3.5 (0.2) 22.2 36.6 (22.4) 37.7
Change
year-on-year
11.7 64.8 82.6 795.7 96.3 93.6 1,144.7
FY2008
Operating
Income
(excluding the
special factors)
(34.8) 17.6 (24.0) 23.0 46.1 169.7 197.6
Change
year-on-year
(21.1) 78.9 58.8 796.5 105.8 285.6 1,304.6
FY2008
Operating
Income
49.2 (15.8) 69.7 (99.2) (13.1) (268.0) (277.3)
Change
year-on-year
(1,787.0) 1,106.2 1,000.7 3,915.3 1,217.0 3,924.1 9,376.3
FY2008
Operating
Expenses
14.4 1.8 45.7 (76.3) 33.0 (98.3) (79.7)
Change
year-on-year
(1,808.1) 1,185.1 1,059.5 4,711.8 1,322.8 4,209.7 10,680.9
FY2008
Operating
Revenues
Others  /
Elimination of
intersegment
Other business
Data
communications
business
Mobile
communications
business
Long distance
and
international
communications
business
Regional
communications
business
consolidated
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Details of Financial Results (per Segment)
(Billions of yen)
*A: Gain on transfer of substitutional portion of the EPF
B: Change related to depreciation
I consolidated results and forecasts (U.S.-GAAP)
Regional communication business:   Reduced profits excluding special factors
Long distance and international communications business and Mobile
communications business:    Increased profits excluding special factors
Data communications business:     Remained at the same level

1,144.7
+37.7 year-on-year
(2.0) +3.5 (0.2) +22.2 +36.6 (22.4)
1,107.0
(83.7) year-on year
FY2008
Others /
Elimination of
intersegment
Other business
Data
communications
business
Mobile
communications
business
Long distance
and international
communications
business
Regional
communications
business
FY2007
10,760.6
+47.2
(98.3)
+33.0
(76.3)
+1.8
+45.9
9,653.5
9,569.0
+49.2
(3.6)
(98.4)
(1.7)
10,713.7
+45.7
(75.9)
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Operating Revenues
Operating Expenses
Operating Income
FY2007
(Billions of yen)
FY2008
(excluding special factors)
(46.9) [(0.4)%]
year-on-year
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Others  /
Elimination of
intersegment
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Others  /
Elimination of
intersegment
(84.5) [(0.9)%]
year-on-year
I consolidated results and forecasts (U.S.-GAAP)
Contributing factors by Segment (excluding special factors)
Long distance and international communications business:   Made good progress on the whole, especially for
solution services and IP services.
Regional communications business:  Reduced profits but the margin of decline was smaller than the previous year.
Mobile communications business:  Increased profits due to the reduction of agency commissions arising from the introduction of new sales model.
FY2007: (56.3)

(21.3)%
(11.1)%
2.3%
0.6%
% Change
year-on-year
(135.2)
(144.6)
213.7
69.1
Change
year-on-year
9,590.0 9,376.3
Operating
Expenses
500.0 635.2
Net Income
1,160.0
1,304.6
Operating
Income
10,750.0 10,680.9
Operating
Revenues
FY2009
Forecasts
FY2008
Results
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2009 Forecast Highlights
(Billions of yen)
I consolidated results and forecasts (U.S.-GAAP)
[ 1,144.7 ]*
[ 15.3 ]*
*Excluding special factors
Operating Income: expected to increase for the second consecutive year
(Approximately +¥15.0 billion year-on-year: excluding special factors of
¥159.9 billion in  FY2008)

Operating Profit

costs for fixed communications businesses

Equipment Investment

Operating Revenues

※

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Consolidated Operating Profit
=> Year 2010: ¥1,200 billion
FY
‘04
FY
'05
FY
'07
FY
'06
1,305
1,190
1,110
1,210
(billions of yen )
FY
'04
FY
'06
940
950
FY
'05
1,030
FY
'07
930
Equipment investment for fixed
communications operation
Cumulative total of ¥5 trillion
FY
'04
FY
'06
FY
'05
FY
'07
(110)
(150)
(90)
Operating costs for fixed communications businesses
=> Cost reduction by ¥800 billion
Revenues from solutions and non-traffic businesses
=> increase by ¥500 billion by the year 2010
FY
‘04
FY
'06
FY
'05
FY
'07
110
100
140
Solutions
business
Non-traffic
business
Achievement level of Financial goals defined in the Medium-Term Management Strategy
I consolidated results and forecasts (U.S.-GAAP)
“FY” in this page indicates the fiscal year ending March of the succeeding year
(billions of yen )
(billions of yen )
(billions of yen )
Consolidated Profit
¥1,145 billion
(excluding the effect
of special factors)
Cost Reduction
¥350 billion
FY’05 - FY’07
a cumulative total
¥2.9 trillion
Increase in
revenues
¥350 billion
Special factors
¥160 billion

+30.3
10,760.6
10,680.9
+319.5
(563.8)
+134.4
1,107.0
1,304.6

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
9,653.5
9,376.3
(112.2)
+73.5
(6.3)
+85.4
(317.6)
FY2008 Details of Financial Results (per Item)
Operating Revenues
Operating Expenses
Operating Income
IP/packet
communications
services revenues
SI* revenues and
sales of telecommunications
equipment
Other revenues
Voice related
services revenues
SI*: +64.3
Telecommunications
equipment: +70.2
*SI: System integration
Fixed voice: (282.4)
Mobile voice: (281.4)
(Billions of yen)
(79.7) [(0.7)%]
year-on-year
FY2007
FY2008
(277.3) [(2.9)%]
year-on-year
Expenses for
purchase of goods
and services and
other expenses
Personnel expenses
Depreciation expenses
and loss on disposal of
assets
Other expenses
Gain on transfer of
substitutional portion
of the EPF
+197.6 [+17.8%]
year-on-year
I consolidated results and forecasts (U.S.-GAAP)

+38.0
10,680.9
10,750.0
+367.6
(790.0)
9,376.3
9,590.0
1,304.6
1,160.0
+72.6
(52.3)
(7.9)
(116.3)
+317.6
+453.5
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2009 Details of Forecasts (per Item)
Operating Revenues
Operating Expenses
Operating Income
FY2008 Results
FY2009 Forecasts
(Billions of yen)
IP/packet
communications
services revenues
SI revenues and
sales of telecommunications
equipment
Other revenues
Voice related
services revenues
+69.1 [+0.6%]
year-on-year
SI: +38.0
Telecommunications
equipment: +415.5
Fixed voice: (306.1)
Mobile voice: (483.8)
Expenses for
purchase of goods
and services and
other expenses
Personnel expenses
Depreciation expenses
and loss on disposal of
assets
Other expenses
Gain on transfer of
substitutional portion
of the EPF
(accounted FY2008)
+213.7 [+2.3%]
year-on-year
(144.6) [(11.1)%]
year-on-year
I consolidated results and forecasts (U.S.-GAAP)

1,960.0
2,002.7
2,061.3
0.0
500.0
1,000.0
1,500.0
2,000.0
2,500.0
FY2007 FY2008 FY2009E
40.0
59.9
44.9
0.0
10.0
20.0
30.0
40.0
50.0
60.0
FY2007 FY2008 FY2009E
1,871.0
1,951.5
1,901.2
0.0
500.0
1,000.0
1,500.0
2,000.0
2,500.0
FY2007 FY2008 FY2009E
5.0
13.9
20.4
0.0
10.0
20.0
30.0
FY2007 FY2008 FY2009E

(2.8)%
(24.9)%
(2.6)%
(32.0)%
Difference
from
forecasts
+2.7
(2.1)%
(11.1)%
(1.6)%
(64.1)%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
5 Major Subsidiaries’ Financial Results
NTT East
NTT West
(JPN-GAAP)
(JPN-GAAP)
Operating revenues Operating income
Operating revenues
Operating income
(Billions of yen)
Difference
from
forecasts
+14.9
Difference
from
forecasts
(16.7)
Difference
from
forecasts
+10.9
II subsidiaries’ results

1,122.0
1,154.5
1,145.4
0.0
200.0
400.0
600.0
800.0
1,000.0
1,200.0
FY2007 FY2008 FY2009E
110.0
104.7
77.3
0.0
20.0
40.0
60.0
80.0
100.0
120.0
FY2007 FY2008 FY2009E

+0.8%
+35.4%
+5.0%
(2.8)%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
5 Major Subsidiaries’ Financial Results
NTT Com
(JPN-GAAP)
Operating revenues
Operating income
(Billions of yen)
Difference
from
forecasts
+8.5
Difference
from
forecasts
+4.7
II subsidiaries’ results

830.0
808.3
773.5
0.0
200.0
400.0
600.0
800.0
1,000.0
FY2007 FY2008 FY2009E
4,768.0
4,711.8
4,788.1
0.0
1,000.0
2,000.0
3,000.0
4,000.0
5,000.0
FY2007 FY2008 FY2009E
1,120.0
1,074.4 1,044.9
0.0
200.0
400.0
600.0
800.0
1,000.0
1,200.0
FY2007 FY2008 FY2009E
105.0
90.2
95.9
0.0
20.0
40.0
60.0
80.0
100.0
120.0
FY2007 FY2008 FY2009E

+2.8%
(1.6)%
+4.5%
+6.3%
+4.2%
+9.5%
+1.2%
+2.7%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
5 Major Subsidiaries’ Financial Results
(JPN-GAAP)
(U.S.-GAAP)
NTT DoCoMo (consolidated)
NTT DATA (consolidated)
Operating revenues
Operating income
Operating revenues
Operating income
(Billions of yen)
Difference
from
forecasts
(5.6)
Difference
from
forecasts
+0.9
Difference
from
forecasts
+44.8
Difference
from
forecasts
+28.3
II subsidiaries’ results

*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten
INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

863 2,307 4 3,250
(970)
3,400
2,552
(667)
2,701
(359) 474 1,119
2,657 1,754 824
4
9,101
6,872
11,399
13,434
15,864
867
3,174
5,725
8,975
58,788
54,770
50,495
46,034
40,834
(5,200)
(841)
(4,359)
(4,461)
(738)
(3,723)
(4,275) (4,018) (1,284)
(707) (608) (667)
(3,568) (3,410) (617)
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Number of Subscribers for Broadband Access Services and Fixed-line Telephone Services
Broadband Access Services
(Thousands)
FLET’S ADSL
FLET’S Hikari
Optical IP Telephone
[Change from the previous year]
FLET’S Hikari
FLET’S ADSL
Optical
IP Telephone
Fixed-line Telephone Services
(Thousands)
INS-Net
Telephone Subscriber Lines
[Change from the previous year]
Telephone
Subscriber Lines
INS-Net
Total
III data
*1. No. of FLET’s Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March 31,
2008) provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
5,208
5,323
4,656
3,686
12,177
8,777
6,076
3,419
1,665
5,682
0
3,000
6,000
9,000
12,000
15,000
18,000
Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009E
50,321
46,911
43,343
39,620
35,261
5,573
6,414
7,152
7,859
8,467
0
30,000
60,000
Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009E

*   Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU.  Please see page 26 regarding the calculation of ARPU.

5,800
5,600
5,400
2,800
2,600
5,200
FY2007/1Q 2Q
FY2009E
3Q 4Q FY2008/1Q
5,170
5,350
5,220
5,390
5,240
5,420
5,240
5,410
5,240 5,330 5,320 5,330
5,400 5,510 5,480 5,480
2,590
2,700
2,620
2,720
2,620
2,730
2,620
2,730
2,630 2,670 2,670 2,660
2,740 2,780 2,770 2,770
5,220
5,390
5,200 5,310
5,290 5,470
2,610
2,720
2,570 2,660
2,660 2,760
FY2007
2,940
3,080
2,970
3,120
2,970
3,120
2,970
3,120
2,980 3,030 3,030 3,020
3,130 3,190 3,180 3,180
2,960
3,110
2,910 3,020
3,040 3,170
2Q
FY2008
5,000
2,400
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
ARPU of Telephone Subscriber Lines and INS-Net
(Yen)
(West) INS-Net
(East) INS-Net
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines
3Q 4Q
INS-Net
East
West
Telephone
Subscriber
Lines
East
West
Aggregate Fixed
Line (Telephone
Subscriber Lines
+ INS-Net)
East
West
*
III data

5,400
5,000
4,800
FY2009E
4,600
5,530
5,440
5,440
5,260
5,500
5,390
5,350
5,060
5,260 5,190 5,060 4,900
5,190 5,140 5,010 4,780
5,750
5,500
5,460 5,120
5,300 5,050
FY2007
5,200
5,600
FY2008
5,800
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
ARPU of FLET’S Hikari
(Yen)
(West) FLET’S Hikari
(East) FLET’S Hikari
FY2007/1Q 2Q 3Q 4Q 2Q 3Q 4Q FY2008/1Q
FLET’S
Hikari
East
West
*
III data
FLET’S Hikari ARPU is calculated by dividing revenues from FLET’S Hikari
*
and Optical IP Telephone
services by the number of FLET’S Hikari
*
subscribers.
* No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and
FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West. Please see page 26 regarding the calculation of ARPU.

8,420
767
12,066
1,477
5,570
1,080
11,963 8,456
2,319 2,497
23.6%
45.9%
67.5%
82.3%
90.9%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Number of Subscribers for Cellular
(Thousands)
% of FOMA subscribers
Cellular total
FOMA
[Change from the previous year ]
FOMA
Cellular total
*
*  The number of communication module service subscribers is included in total cellular subscribers.
III data
48,825
51,144
52,621
53,388
54,470
49,520
43,949
35,529
23,463
11,501
0
20,000
40,000
60,000
Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009E

3,500
4,500
5,500
6,500
7,500
8,500
FOMA+mova
FOMA
mova
6,050 6,550 6,560 6,290 6,530 6,670 6,720 6,900
6,530 7,270 7,370 6,870 7,500 7,780 7,970 8,300
3,950 4,440 4,600 4,200 4,720 5,070 5,240 5,540
5,640 6,360 6,700
5,920 6,990 7,860
3,680 4,340 5,180
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
ARPU of Cellular (FOMA + mova)
(Yen)
FY2007/1Q 2Q
FY2008
3Q 4Q
FY2007
2Q 3Q 4Q FY2008/1Q FY2009E
FOMA+mova
FOMA
mova
(Note)  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU. Please see page 26 regarding the calculation of ARPU.
III data

Liabilities
Minority
Interest
Equity
Interest-bearing Debt
¥4,770.8 billion
Liability for Employees’
Retirement Benefits
¥1,535.0 billion
Treasury Stock
¥(909.4) billion
Interest-Bearing Debt
¥4,677.2 billion
[¥(93.6) billion]
Liability for Employees’
Retirement Benefits
¥1,294.8 billion
[¥(240.2) billion]
Treasury Stock
¥(1,005.1) billion
[¥(95.7) billion]
¥1,834.5 billion
¥7,120.8 billion
*
[ Change from FY2007 ]
March 31, 2007
¥18,291.1 billion
Depreciable Assets
¥9,257.4 billion
Depreciable Assets
¥9,005.7 billion
[¥(251.6) billion]
Deferred Tax Assets
(non-current)
¥785.3 billion
Deferred Tax Assets
(non-current)
¥607.7 billion
[¥(177.6) billion]
Assets
¥18,291.1 billion
* Figures for FY2007 have been revised to reflect the retroactive application of equity method accounting for PLDT.
Details of Consolidated Balance Sheet
March 31, 2008
¥18,518.8 billion [+¥227.6 billion]
¥9,335.8 billion
Assets
¥18,518.8 billion
[+¥227.6 billion]
Liabilities
¥9,244.0 billion
[¥(91.8) billion]
Minority
Interest
¥1,864.0 billion
[+¥29.5
billion]
Equity
¥7,410.8 billion
[+¥290.0 billion]
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
III data

FY2007 FY2009E
0
1,000.0
1,500.0
2,000.0
2,500.0
4,677.2
2,128.9
0
160,000
180,000
200,000
220,000
Mar. 31, 2007
199,750
191,100
500.0
0
4,770.8
FY2008
4,500.0
5,000.0
4,000.0
3,500.0
2,236.9
140,000
120,000
193,850
4,800.0
2,120.0
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Employees, Interest-bearing Debt and Capital Investment
Employees Interest-bearing Debt Capital Investment
*1
(Persons)
(Billions of yen) (Billions of yen)
Mar. 31, 2008
Mar. 31, 2009E
Mar. 31, 2007
Mar. 31, 2008
Mar. 31, 2009E
*1 The numbers of employees at March 31, 2007, 2008 and 2009E do not include the number of employees who retired or are retiring on that date and were rehired or will be rehired on April 1, 2007, 2008 and 2009E, respectively.
III data

(76.3)
(1.6)%
29.4
2.8%
9.0
0.8%
(50.2)
(2.6)%
(58.6)
(2.8)%
15.8
4.4%
4,711.8 1,074.4 1,154.5 1,901.2 2,002.7 375.7
(79.7)
(0.7)%
10,680.9
(111.1)
(2.8)%
23.8
2.5%
(18.3)
(1.7)%
(43.7)
(2.3)%
(43.7)
(2.2)%
3.7
2.3%
3,903.5 978.4 1,049.7 1,887.3 1,957.7 165.8
(277.3)
(2.9)%
9,376.3
34.8
4.5%
5.6
6.3%
27.3
35.4%
(6.5)
(32.0)%
(14.9)
(24.9%)
12.0
6.1%
808.3 95.9 104.7 13.9 44.9 209.9
197.6
17.8%
1,304.6
27.7
3.6%
8.5
10.0%
34.2
43.9%
(29.1)
(53.9)%
(22.9)
(25.3)%
11.4
5.6%
800.7 94.3 112.0 24.8 67.4 217.7
189.6
16.7%
1,322.3
33.9
7.4%
(20.1)
(39.9)%
32.4
106.8%
(66.0)
-
12.5
14.9%
6.4
3.4%
491.2 30.4 62.7 (37.7) 96.8 195.8
153.8
31.9%
635.2
*2 *2 *2 *2 *2
*3
*3
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Appendix) Consolidated and Main Subsidiaries’ Financial Results
(Billions of yen)
FY2008
NTT
Consolidated
(U.S.-GAAP)
*1
NTT
DoCoMo
(U.S.-GAAP)
NTT
(Holdings)
(JPN-GAAP)
Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Operating Expenses
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
NTT
West
(JPN-GAAP)
NTT
East
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
*1. The number of consolidated subsidiaries is 476 and the number of companies accounted for under the equity method is 89.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
*3. “Change year-on-year (% change)” of “Income before Income Taxes” and “Net Income” for NTT Consolidated are after the retroactive application of equity method accounting for PLDT.
[Note] These results are audited by independent auditors under the Corporation Law.

1,021.5
1,107.0
+61.1
+24.4
1,067.9
1,304.6
+89.5
+147.2
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Appendix) Details of difference between consolidated operating income and total operating income of 5 major subsidiaries
FY2008
FY2007
(Billions of yen)
•
NTT (Holdings): (0.7)
•
NTT URBAN DEVELOPMENT
(Consolidated): 25.0
•
NTT COMWARE: 23.7
•
NTT FINANCE (Consolidated): 7.2
•
Outsourcing companies: (20.0)
•
Other companies: 25.9
•
Adjustments between operating
and non-operating items, including
eliminations etc.
Total operating
income of 5 major
subsidiaries
(JPN GAAP)
Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)
•
NTT (Holdings): (3.2)
•
NTT URBAN DEVELOPMENT
(Consolidated): 28.7
•
NTT COMWARE: 20.5
•
NTT FINANCE (Consolidated): 1.1
•
Outsourcing companies: 10.2
•
Other companies: 32.2
Elimination and
U.S.-GAAP
adjustments
•
Gain on transfer of substitutional portion of the
EPF: +292.9
•
Change related to depreciation (including
D70): (57.4)
•
Deferred revenue for the future usage of
telephone cards: (32.8)
•
NTT DATA’s secondment program: (39.7)
•
Adjustments between operating and non-
operating items, including eliminations etc.
Consolidated
operating income
(U.S.-GAAP)

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Appendix) Details of Consolidated Cash Flows
Net cash provided by operating activities increased 30.9% or ¥729.5 billion.
- Net payments for income taxes decreased by ¥181.7 billion.
- Accounts receivable decreased by ¥570.2 billion as a result of a delay of collection due to the bank holiday at the end of the prior fiscal year.
Net cash used in investing activities decreased 7.5% or ¥160.3 billion.
- Payments for purchase of non-current investments increased by ¥127.6 billion.
- Payments for acquisition of property, plant and equipment decreased by ¥348.8 billion.
Net cash used in financing activities decreased 12.7% or ¥105.4 billion.
- Payments for repurchase of NTT’s own shares increased by ¥94.3 billion.
- Short-term borrowings, etc. increased by ¥227.9 billion.
As a result, cash and cash equivalents at the end of the fiscal year increased by 46.9% or ¥373.3 billion to ¥1,169.6 billion.
(Billions of yen)
1,410.8
(2,151.0)
2,361.3
796.3
(831.8)
796.3
(1,990.6)
3,090.8
(726.4)
1,169.6
(3,000.0)
(2,000.0)
(1,000.0)
0.0
1,000.0
2,000.0
3,000.0
4,000.0
Cash and cash equivalents at
beginning of the year
CFs from operating activities
CFs from investing activities
CFs from financing activities Cash and cash equivalents at
end of the year
FY2007
FY2008

56.2
1.2%
45.6
4.2%
(32.5)
(2.8)%
(30.2)
(1.6)%
(42.7)
(2.1)%
(10.7)
(2.9)%
4,768.0 1,120.0 1,122.0 1,871.0 1,960.0 365.0
69.1
0.6%
10,750.0
34.5
0.9%
36.6
3.7%
(37.7)
(3.6)%
(21.3)
(1.1)%
(37.7)
(1.9)%
4.1
2.5%
3,938.0 1,015.0 1,012.0 1,866.0 1,920.0 170.0
213.7
2.3%
9,590.0
21.7
2.7%
9.1
9.5%
5.2
5.0%
(8.9)
(64.1)%
(4.9)
(11.1)%
(14.9)
(7.1)%
830.0 105.0 110.0 5.0 40.0 195.0
(144.6)
(11.1)%
1,160.0
34.3
4.3%
6.7
7.1%
(2.0)
(1.8)%
(14.8)
(59.8)%
(7.4)
(11.1)%
(17.7)
(8.1)%
835.0 101.0 110.0 10.0 60.0 200.0
(152.3)
(11.5)%
1,170.0
11.8
2.4%
23.6
77.3%
8.2
13.1%
43.7
-
(30.8)
(31.9)%
3.1
1.6%
503.0 54.0 71.0 6.0 66.0 199.0
(135.2)
(21.3)%
500.0
*
* * * *
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Appendix ) Consolidated and Main Subsidiaries’ FY2009 Financial Results Forecasts
FY2009 E
NTT
Consolidated
(U.S.-GAAP)
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(U.S.-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of yen)
Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Operating Expenses
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
* "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.

31.0%
33.8%
5.5%
6.4%
31.2%
5.6%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Appendix) Financial Indices
FY2007 FY2008
Details
FY2009 E
EBITDA Margin
Operating
Free Cash Flow
ROCE
¥1,103.7 billion ¥1,478.1 billion ¥1,236.0 billion
[Note]  Please see page 25 for reconciliation of managerial indices.
Notes:
1.  EBITDA Margin = (Operating Income + Depreciation and amortization expenses and loss on disposal)/Operating Revenues
2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal – Capital Investments
3. ROCE = Operating
Income×(1
- Statutory Tax Rate)/Operating Capital Employed
*
* “ROCE” for FY2007 is after the retroactive application of equity method accounting for PLDT.

1,988.3
728.6
1,259.7
(140.5)
3,340.5
2,233.5
1,107.0
10,760.6
3,340.5
2,233.5
1,107.0
2,236.9
654.0
41%
1,107.0
11,961.1
31.0%
1,103.7
5.5%
3,607.0
2,302.4
1,304.6
10,680.9
3,607.0
2,302.4
1,304.6
2,128.9
770.8
41%
1,304.6
11,989.8
33.8%
1,478.1
6.4%
3,356.0
2,196.0
1,160.0
10,750.0
3,356.0
2,196.0
1,160.0
2,120.0
684.4
41%
1,160.0
12,231.0
31.2%
1,236.0
5.6%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Appendix) Reconciliation of Financial Indices
(Billions of yen)
EBITDA Margin
Operating Free
Cash Flow
ROCE
Indices Items
(3) EBITDA [ (1)+(2) ]
(2)
Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
(4) Operating Revenues
(3) EBITDA [ (1)+(2) ]
(2)
Depreciation and loss on disposal of property, plant and equipment
(1) Operating Income
(4) Capital Investment
(2) Operating Income×(1-Statutory Tax Rate)
Statutory Tax Rate
(1) Operating Income
(3) Operating capital employed
EBITDA
Margin [ (3)/(4)×100
]
Operating Free Cash Flow [ (3)-(4) ]
ROCE [ (2)/(3)×100
]
*1
FY2007 FY2008
FY2009 E
*1  “Operating capital employed” and “ROCE” for FY2007 are after the retroactive application of equity method accounting for PLDT.
*2 “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles.  The differences from the amounts of
“Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:
*2
*2
Total
Acquisition of intangible and other assets
Payments for property, plant and equipment
Difference from the total of capital investments
FY2008

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-
Net and FLET’S Hikari, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.
We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for
Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
• FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.
- FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’s Hikari
Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone
Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.
For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber
Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
For purposes of calculating FLET’S Hikari ARPU, the No. of subscribers is determined based on No. of FLET’S Hikari subscribers, including B FLET’S and FLET’S Hikari Next
(launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March 31, 2008)
provided by NTT West.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to
i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU
(FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU  (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
No. of active subscribers used in the ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscribers at end of current month)/2
(Appendix) Calculation of ARPU
No. of active subscribers* used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:
- FY Forecast: The average expected active No. of subscribers (No. of subscribers at end of the previous Mar. + No. of expected subscribers at end of the following Mar.)/2 x12

May 13, 2008

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2008

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2008 are presented in the following attachments.

(Attachments)

1. Summary of Results for Fiscal Year Ended March 31, 2008

2. Non-Consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5. Business Results (Non-Consolidated Operating Revenues)

6. Non-Consolidated Comparative Statements of Cash Flows

7. Changes in Directors

For inquiries, please contact:

(Mr.) Shigeru Matsuhisa and (Mr.) Takashi Yokozawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-35359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Summary of Results for Fiscal Year Ended March 31, 2008

1. Summary of Results

Overall Business Conditions

During the fiscal year ended March 31, 2008, the Japanese economy continued to expand at a moderate pace supported by strong corporate performance, but fluctuations in the stock and currency exchange markets triggered by the subprime mortgage crisis in the United States as well as changes in oil prices resulted in weak corporate earnings and flat capital investment, and improvements in employment came to a standstill. As a result, cautious views concerning economic recovery have become more widespread.

In the information and telecommunications sector, market structures continued to undergo drastic changes as collaboration between telecommunications and broadcasting and the convergence of fixed and mobile services increase. Rapid advances in the use of broadband and mobile networks and efforts for construction of the next-generation network (“NGN”) accelerated towards the realization of the ubiquitous network society envisioned by the “u-Japan Policy” and the “New IT Reform Strategy.”

In the broadband market, while a net decline was seen in the number of DSL subscribers, the expansion of optical access services continued. In addition, new services such as the full-scale roll-out of triple play services that provide integrated Internet access, IP telephony and video services, the peripheral network business known as consumer-generated media, such as video sharing sites and social networking services (see Note 1), and new services that use information devices and wireless devices developed rapidly. In the fixed-line telephone market, competition with the direct subscriber telephone services of other companies using dry copper lines has intensified, and competition has started among fixed-rate services for calls between mobile phones and among services that integrate fixed and mobile telephony.

Under this drastically changing business environment, Nippon Telegraph and Telephone East Corporation (“NTT East”) endeavors to be an “accessible all-around ICT corporation” (see Note 2), which provides high-quality and stable universal service that maintains loyal patronage from its customers. NTT East has been devoting its energy to expand safe, secure, reliable, and appealing broadband services that meet customer needs, including the provision of services and products such as “FLET’S Hikari Next,” a full-scale commercial NGN service, while striving to achieve the NTT Group Medium-Term Management Strategy announced in November 2004.

(1) Promotion of Optical and IP Services

To provide full-scale NGN services on a commercial basis in furtherance of the NTT Group Medium-Term Management Strategy, in April 2007, NTT East began expanding the field trials that started in December 2006 to include general customers, and collaborated with businesses in a wide range of fields while making efforts to understand its customers’ needs. Based on the results obtained through these actions, NTT East began providing the “FLET’S Hikari Next” service on a commercial basis in March 2008 in certain areas of Tokyo, Kanagawa, Chiba and Saitama Prefectures. In addition to the provision of services equivalent to the existing optical access, optical IP telephony, VPN and Ethernet services, new services were launched that enable the use of the high-quality voice communication and video telephone which are attributes of the NGN, as well as bandwidth-assured additional services that enable customers to enjoy VOD and other content distribution services at a higher level of quality and stability (see Note 3).

NTT East will continue to direct its efforts toward enhancing its service lineup in ways that increase the appeal of the NGN, including through the development and provision of new and convenient services that maximize the attributes of the NGN, such as wide bandwidth, high quality, and high security levels, and will continue to promote activities designed to create rich communications environments and new business opportunities.

To encourage more customers to subscribe to the B FLET’S optical access service, NTT East worked to increase sales by adopting a variety of discount plans for monthly fees and installation fees, and actively to expand service areas through collaboration with local governments and residents.

In addition, NTT East took measures to increase sales by providing new usage scenarios for optical access services, including the formation of a tie-up with Nintendo Co., Ltd. to promote connectivity between the Wii® game console (see Note 4) and B FLET’S. NTT East also actively took measures to expand and increase the use of high added-value services that provide customers convenience and peace of mind by using optical access, by collaborating with businesses that provide a variety of video services, such as multi-channel broadcasting and VOD, and by launching services such as FLET’S Home Security that enables users to remotely monitor their homes via a mobile phone using network cameras.

In order to improve customer service, NTT East took further measures to reduce lead times before the start of B FLET’S services and now proactively accepts applications and performs installations on Saturdays and holidays. NTT East also launched the “B FLET’S Hyper Family Type Advanced Support” to respond to inquiries regarding B FLET’S Hyper Family Type Service on a 24-hour, 7-days-a-week basis, and expanded the Hikari Support Center to provide one-stop solutions to inquiries and requests from users of the Hikari Denwa service. Moreover, NTT East reinforced its security measures against threats such as computer viruses that are increasing in prevalence day by day, by actively marketing its “FLET’S Virus Clear” service and launched a rental service for hardware that allows the Hikari Denwa service to be used even during a power outage. NTT East took additional measures to expand use of optical access services that customers are able to use with peace of mind. This included the full-scale provision of “One-Stop After-Sales Service,” offering at-home support and remote support via telephone for B FLET’S users for problems relating to connection between the network and PCs and peripheral devices such as routers.

(2) Measures Relating to the Solution Business

In the corporate business sector, NTT East aggressively marketed a variety of solutions including security, video, data centers and BCPs (see Note 5). Some of the specific solutions are the launch of “Keyword-Designated File Search and Deletion Solutions” for prevention of information leaks and promotion of the data center business, an area of market growth, such as “Ephelio DR” (see Note 6), a BCP solution for medium-size businesses. NTT East also provided support to local governments and businesses in preparing business contingency plans for events of disaster and information security countermeasures, enhancing business efficiency and developing new business strategies.

(3) Status of Business Structures

With regard to business structures, NTT East bolstered region-focused marketing activities targeting corporate customers in the Tokyo area by creating “Office Sales Departments” at Tokyo branches and five local subsidiaries (see Note 7) in October 2007, and establishing NTT East Solutions Corporation (see Note 8) to provide tailored responses to advanced and diversifying solution needs. NTT East also consolidated billing departments and 116 Centers, increased outsourcing, and aggressively increased cost efficiency and utilization of idle real estate. These efforts were directed towards stabilizing and reinforcing NTT East’s managerial base by improving managerial efficiency, and towards developing flexible business operations that promptly respond to changes in the business environment.

(4) CSR Activities

NTT East regards CSR (corporate social responsibility) activities geared towards the development of a safe, secure, and prosperous society as a major pillar of business operations within the NTT East Group. Based on the NTT Group CSR Charter adopted in June 2006, NTT East not only complies rigorously with legal requirements, including the protection of personal information, but also conducts business activities taking into consideration economic as well as environmental and social factors, including contributions to society and local communities. Specifically, NTT East adopted the NTT East Group CSR Code of Conduct to serve as a guideline concerning CSR activities for each of its employees and took other measures to reinforce CSR-oriented management. NTT East also proactively disclosed information to stakeholders, such as by publication of the NTT East CSR Report 2007.

Regarding natural disasters, some of NTT East’s undertakings included company-wide efforts to quickly restore communications facilities and services following the Chuestu earthquake in Niigata Prefecture in July 2007. For example, means of communication such as the installation of temporary public phones and operation of “171” and “web171” telephone and broadband disaster message center services were provided, and monthly fees for customers who were unable to use their telephones due to equipment damage for the unusable period and fees for Dial Q2 programs that solicited contributions for disaster victims were waived. Through such activities, NTT East played a role as a telecommunications carrier in supporting the victims of this disaster.

Also, immediately following the earthquake, NTT East distributed disaster relief supplies such as emergency food via its Niigata branch in response to requests from Kashiwazaki City and Kariwa Village.

In addition, NTT East deeply regrets and would like to offer its sincere apologies for the considerable inconvenience it has caused to customers and other affected parties when technical failures of Hikari Denwa and other services occurred in May 2007 and also for the series of large-scale information leaks in September 2007.

With regard to the outages of Hikari Denwa and other services, the company took prompt measures including reducing the restoration time of services and upgraded the processing capabilities of IP transmission equipment. Going forward, NTT East will continue to make company-wide efforts to enhance reliability by taking steps to prevent any recurrence of such failures and to ensure stable operations, by improving and reinforcing the training of engineers responsible for IP-related services.

Concerning the information leaks, NTT East has long prohibited unauthorized removal of business files from company premises and has used fingerprint verification to control access to servers on which customer information is stored. All employees have been trained and are made thoroughly aware of the requirements concerning the handling of personal information, and the company is committed to the protection of such information. NTT East takes these recent incidents very seriously and has taken additional steps to ensure stricter control of personal information handling including restricting links between in-house PCs and external recording equipment through the introduction of software to prevent leaks of confidential information and by re-implementing rigorous employee training on this matter.

Finally, with regard to the directory information business, in July 2007, NTT East began offering “Dial 104,” a service that directly connects customers calling the 104 directory service to the requested number, to enhance the convenience provided to customers and to secure income from directory information services. However, statements in television commercials, newspaper and magazine ads, posters in train and subway stations, and ads on trains and buses publicizing the service from July to October 2007 led some consumers to mistakenly believe that the terms of use were considerably more favorable than the actual terms. Consequently, NTT East was subject to a retraction order by the Fair Trade Commission pursuant to Article 6, Paragraph 1 of the Law for the Prevention of Unreasonable Premiums and Misrepresentation concerning Products and Services. NTT East deeply regrets and would like to offer its sincere apologies for the inconvenience caused to its customers. Going forward, NTT East will implement comprehensive and appropriate measures to ensure that customers can use its services with peace of mind and will continue its efforts to enhance its services.

(5) Sales Conditions

As a result of these activities, operating revenues for the fiscal year ended March 31, 2008 totaled 2,002.7 billion yen (down 2.8% from the previous year), recurring profit was 67.4 billion yen (down 25.3% from the previous year), and net profit totaled 96.8 billion yen (up 14.9% from the previous year).

Notes:	1. Community-type membership services that promote and support interpersonal contacts.
	2. ICT:	“Information and Communication Technology.”
	3. VOD:	“Video on Demand.” Refers to systems and services that distribute a variety of video programming that can be seen when the customer wants.
4. Wii is a registered trademark of Nintendo Co., Ltd.
	5. BCP:	“Business Continuity Plan.” A business strategy designed to protect a company in the event of disaster by preventing a suspension of major business operations, resuming operations as quickly as possible if they must be suspended, and preventing the loss of customers to competitors, declines in market share, and decline in corporate value during a suspension of operations.

6.       Ephelio is a general term for NTT East’s total outsourcing services for the complete provision of business system design, construction, maintenance, and operation services to customers. “DR” stands for disaster recovery. This is a general designation for operational systems believed to be necessary for continuing business operations in the event information systems are damaged by disaster.

7. NTT East-Tokyominami Corporation (based in Minato-ku, Tokyo)
NTT East-Tokyochuo Corporation (based in Chiyoda-ku, Tokyo)
NTT East-Tokyokita Corporation (based in Shinjuku-ku, Tokyo)
NTT East-Tokyohigashi Corporation (based in Taito-ku, Tokyo)
NTT East-Tokyonishi Corporation (based in Tachikawa-shi, Tokyo)
8. NTT East Solutions Corporation (based in Bunkyo-ku, Tokyo; established on September 4, 2007)

2. Systems for Ensuring Proper Conduct of Business Affairs

NTT East’s board of directors adopted a basic policy concerning the maintenance of internal control systems within the NTT East Group. The substance of this basic policy is set forth below.

Although there were incidents involving leaks of information and NTT East was subject to a retraction order from the Fair Trade Commission regarding statements and advertisements for the “Dial 104” service, the Audit and Compliance Office, which acts as an internal audit organization, confirmed that internal control systems are functioning effectively after conducting audits of the NTT East head office and branches and group companies and implementing corrective measures and improvements as necessary.

<Basic Policy on the Maintenance of Internal Control Systems>

I.	Basic Approach on the Maintenance of Internal Control Systems

1.	NTT East will maintain a system of internal controls including measures for the prevention and minimization of losses with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.	NTT East will establish an Audit and Compliance Office to oversee the establishment and maintenance of internal control rules and systems. The Audit and Compliance Office will evaluate the effectiveness of the internal control system based on audit reviews and audits regarding high risk matters affecting the entire NTT East Group, including audit items affecting all NTT Group companies as instructed by NTT, and will implement necessary corrective measures and improvements.

3.	NTT East will also take appropriate measures in collaboration with NTT to ensure the reliability of its system of internal controls based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) Sections 302 (disclosure controls) and 404 (internal control over financial reporting).

4.	As the chief executive officer, the president of NTT East will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II.	Development of the Internal Control Systems

1.	Systems to ensure that the performance of duties by directors and employees conforms with laws and regulations and NTT East’s Articles of Incorporation

NTT East has implemented the following measures with the objective of ensuring that its business is conducted in compliance with the law and in accordance with high ethical standards:

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations, and official notices and to devote all their energies to the performance of their duties so that business activities may be carried out appropriately and effectively.

(2)	In accordance with the NTT Group Corporate Ethics Charter, all directors and employees of the NTT East Group will endeavor to strengthen corporate ethics within the NTT East Group.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report and receive consultation on ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT East has taken the following measures to manage business risks appropriately:

(1)	NTT East established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(2)	NTT East formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors perform their duties efficiently

NTT East has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters:

(1)	NTT East has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT East has adopted board of directors’ regulations governing the function and responsibilities of the board of directors. In principle, the board of directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full board of directors concerning the status of implementation of their duties.

(3)	NTT East has established executive committees and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT East and the NTT East Group.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT East has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors:

(1)	NTT East has adopted document retention regulations and rules on information security, setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media, referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of the NTT East Group

NTT East has adopted the following measures to ensure that transactions among NTT East Group companies and with NTT are conducted appropriately and in compliance with applicable laws and regulations and to ensure appropriate business conduct by the NTT East Group, thus contributing to the growth and development of the NTT East Group:

(1)	Develop communications systems for NTT East Group companies to notify NTT East and for notification by NTT East to NTT in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems concerning information security and the protection of personal information.

(4)	Require NTT East Group companies to report regularly to NTT East on their financial condition.

(5)	Conduct audits of NTT East Group companies by NTT East’s internal audit division.

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

NTT East has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:

(1)	The Auditors’ Office was established as an integral part of NTT East’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full-time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the board of corporate auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT East has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:

	Matters resolved at executive management meetings

‚	Matters that cause or may cause substantial damage to the company

ƒ	Monthly financial reports

„	The status of internal audits

…	Matters that pose a risk of violation of applicable law or the Articles of Incorporation

†	The status of reporting to helplines

‡	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon the request of the corporate auditors.

(3)	Corporate auditors may attend meetings of the board of directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,926,472	2,840,327	(86,145)
Machinery and equipment	546,813	481,966	(64,847)
Antenna facilities	7,162	6,869	(292)
Terminal equipment	63,661	83,169	19,507
Local line facilities	723,184	752,066	28,882
Long-distance line facilities	8,466	7,210	(1,255)
Engineering facilities	704,138	673,734	(30,403)
Submarine line facilities	699	1,032	333
Buildings	573,407	540,286	(33,121)
Structures	16,202	15,132	(1,070)
Other machinery and equipment	2,355	2,674	319
Vehicles and vessels	285	210	(74)
Tools, furniture and fixtures	39,174	41,204	2,030
Land	202,591	198,549	(4,042)
Lease assets	—	460	460
Construction in progress	38,330	35,759	(2,571)
Intangible fixed assets	97,677	103,945	6,267
Total fixed assets - telecommunications businesses	3,024,150	2,944,272	(79,877)
Investments and other assets
Investment securities	13,004	8,733	(4,271)
Investments in subsidiaries and affiliated companies	43,620	43,769	148
Long-term loans receivable to subsidiaries	100	800	700
Long-term prepaid expenses	2,957	3,974	1,017
Deferred income taxes	280,755	225,086	(55,668)
Other investments and assets	15,059	16,226	1,167
Allowance for doubtful accounts	(2,573)	(2,428)	144
Total investments and other assets	352,925	296,162	(56,762)
Total fixed assets	3,377,075	3,240,435	(136,640)

Current assets:
Cash and bank deposits	107,575	132,947	25,372
Notes receivable	79	26	(52)
Accounts receivable, trade	367,547	305,476	(62,071)
Accounts receivable, other	23,066	10,147	(12,919)
Supplies	35,217	35,497	280
Advance payment	3,722	3,837	115
Prepaid expenses	5,548	6,198	649
Deferred income taxes	7,385	6,952	(433)
Short-term loans receivable	12,685	1,955	(10,729)
Other current assets	13,252	11,540	(1,712)
Allowance for doubtful accounts	(3,187)	(2,315)	871
Total current assets	572,893	512,264	(60,629)

TOTAL ASSETS	3,949,969	3,752,700	(197,269)

	(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	577,567	605,148	27,580
Lease obligations	—	1,116	1,116
Liability for employees’ retirement benefits	499,232	318,937	(180,295)
Reserve for unused telephone cards	—	12,013	12,013
Other long-term liabilities	7,309	7,979	670
Total long-term liabilities	1,084,109	945,194	(138,915)

Current liabilities:
Current portion of long-term borrowings from parent company	200,217	162,419	(37,798)
Accounts payable, trade	112,289	113,796	1,507
Commercial paper	53,000	20,000	(33,000)
Short-term borrowings	110,000	93,000	(17,000)
Lease obligations	—	483	483
Accounts payable, other	295,996	254,945	(41,050)
Accrued expenses	20,243	18,090	(2,152)
Accrued taxes on income	724	846	121
Advance received	7,537	7,270	(266)
Deposit received	63,719	73,609	9,889
Unearned revenue	267	46	(220)
Allowance for losses on construction contracts	—	341	341
Other current liabilities	13,300	12,005	(1,294)
Total current liabilities	877,296	756,855	(120,440)

TOTAL LIABILITIES	1,961,405	1,702,049	(259,356)

NET ASSETS

Shareholders’ equity

Common stock	335,000	335,000	—

Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—

Earned surplus
Other earned surplus	152,024	215,403	63,379
Accumulated earned surplus	152,024	215,403	63,379
Total earned surplus	152,024	215,403	63,379

Total shareholders’ equity	1,986,751	2,050,130	63,379

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	1,812	520	(1,292)
Total unrealized gains (losses), translation adjustments, and others	1,812	520	(1,292)

TOTAL NET ASSETS	1,988,563	2,050,650	62,086

TOTAL LIABILITIES AND NET ASSETS	3,949,969	3,752,700	(197,269)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
Telecommunications businesses
Operating revenues	1,907,832	1,868,925	(38,907)
Operating expenses	1,846,447	1,827,280	(19,166)
Business expenses	510,438	511,430	991
Operations	16,778	15,624	(1,153)
Maintenance expenses	481,998	470,589	(11,408)
Overhead expenses	101,707	95,845	(5,862)
Administration	117,226	109,778	(7,447)
Experiment and research	53,268	54,959	1,690
Depreciation and amortization	412,507	418,168	5,660
Retirement of fixed assets	42,771	37,120	(5,650)
Access charges	35,114	38,363	3,249
Miscellaneous taxes	74,636	75,399	763
Operating income from telecommunications businesses	61,385	41,644	(19,740)
Supplementary businesses
Operating revenues	153,562	133,834	(19,727)
Operating expenses	155,037	130,487	(24,549)
Operating income (losses) from supplementary businesses	(1,474)	3,347	4,821
Operating income	59,911	44,992	(14,918)
Non-operating revenues:	70,447	66,196	(4,250)
Interest income	35	55	20
Dividends received	11,247	3,938	(7,308)
Lease and rental income	54,255	56,131	1,876
Miscellaneous income	4,909	6,071	1,161

Non-operating expenses:	39,991	43,730	3,738
Interest expenses	13,858	13,575	(283)
Lease and rental expenses	19,975	23,329	3,354
Miscellaneous expenses	6,157	6,824	667
Recurring profit	90,366	67,459	(22,907)
Special profits	49,765	178,548	128,782
Gains on sales of fixed assets	49,765	53,722	3,956
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	124,825	124,825
Special losses	—	78,307	78,307
Non-recurring depreciation of fixed assets	—	63,341	63,341
Provision for reserve for unused telephone cards	—	13,874	13,874
Impact of applying lease accounting standards	—	1,090	1,090
Income before income taxes	140, 132	167,699	27,567
Corporation, inhabitant, and enterprise taxes	(9,263)	13,781	23,044
Deferred tax expenses (benefits)	65,077	57,039	(8,037)
Net income	84,318	96,879	12,560

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016
Net change during the annual period
Cash dividends*				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				84,318	84,318	84,318			84,318
Others, net							(3,215)	(3,215)	(3,215)

Total net change during the annual period	—	—	—	50,762	50,762	50,762	(3,215)	(3,215)	47,547

March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563

(*) Items approved at the shareholders’ meeting held in June 2006 Year ended March 31, 2008

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563
Net change during the annual period
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Net income				96,879	96,879	96,879			96,879
Others, net							(1,292)	(1,292)	(1,292)

Total net change during the annual period	—	—	—	63,379	63,379	63,379	(1,292)	(1,292)	62,086

March 31, 2008	335,000	1,499,726	1,499,726	215,403	215,403	2,050,130	520	520	2,050,650

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,159,041	1,031,970	(127,070)	(11.0)%
Monthly charge revenues*	739,811	678,431	(61,379)	(8.3)%
Call rates revenues*	151,550	123,553	(27,996)	(18.5)%
Interconnection call revenues*	181,751	144,970	(36,780)	(20.2)%
IP services revenues	359,462	462,693	103,230	28.7%
Leased circuit services revenues (excluding IP services revenues)	191,610	180,809	(10,800)	(5.6)%
Telegram services revenues	24,664	24,210	(453)	(1.8)%
Other telecommunications services revenues	173,053	169,240	(3,812)	(2.2)%

Telecommunications total revenues	1,907,832	1,868,925	(38,907)	(2.0)%

Supplementary business total revenues	153,562	133,834	(19,727)	(12.8)%

Total operating revenues	2,061,395	2,002,760	(58,635)	(2.8)%

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	140,132	167,699	27,567
	Depreciation and amortization	425,987	432,087	6,099
	Loss on disposal of property, plant and equipment	27,365	19,950	(7,415)
	Gains on sales of fixed assets	(49,765)	(53,722)	(3,956)
	Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	(124,825)	(124,825)
	Non-recurring depreciation of fixed assets	—	63,341	63,341
	Impact of applying lease accounting standards	—	1,090	1,090
	Increase (decrease) in liability for employees’ retirement benefits	(82,871)	(55,469)	27,402
	(Increase) decrease in accounts receivable	(37,916)	63,455	101,372
	(Increase) decrease in inventories	(5,052)	(280)	4,771
	Increase (decrease) in accounts payable and accrued expenses	(16,753)	(49,343)	(32,589)
	Increase (decrease) in accrued consumption tax	2,431	(1,655)	(4,087)
	Other	37,480	40,313	2,833

	Sub-total	441,037	502,643	61,605
	Interest and dividends received	11,282	3,995	(7,286)
	Interest paid	(14,380)	(14,701)	(320)
	Income taxes received (paid)	(33,706)	10,664	44,370

	Net cash provided by (used in) operating activities	404,232	502,601	98,369

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(427,832)	(451,701)	(23,869)
	Proceeds from sale of property, plant and equipment	55,343	59,853	4,509
	Payments for purchase of investment securities	(9,500)	(5,011)	4,488
	Proceeds from sale of investment securities	6,463	3,154	(3,308)
	Other	415	2,546	2,130

	Net cash provided by (used in) investing activities	(375,110)	(391,159)	(16,048)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	—	190,000	190,000
	Payments for settlement of long-term debt	(141,096)	(200,217)	(59,121)
	Net increase (decrease) in short-term borrowings	121,000	(50,000)	(171,000)
	Payments for settlement of lease obligations	—	(380)	(380)
	Dividends paid	(33,500)	(33,500)	—

	Net cash provided by (used in) financing activities	(53,596)	(94,097)	(40,501)

IV	Net increase (decrease) in cash and cash equivalents	(24,474)	17,343	41,818
V	Cash and cash equivalents at beginning of period	142,034	117,559	(24,474)

VI	Cash and cash equivalents at end of period	117,559	134,903	17,343

7. Changes in Directors

(1)	Candidate for Senior Vice President

Tsutomu Ebe	Current position: Nippon Telegraph and Telephone Corporation, Senior Executive Vice President

(2)	Director scheduled to resign from office

Toyohiko Takabe	Current position: President (Scheduled to take office as Advisor of Nippon Telegraph and Telephone East Corporation)

(3)	Candidates for Representative Directors

(1)	Candidate scheduled to take office as President

Tsutomu Ebe

(2)	Candidates scheduled to take office as Senior Executive Vice President

Tetsuo Koga	Current position: Senior Executive Vice President
Kazuo Ohki	Current position: Senior Executive Vice President
Fuminori Kozono	Current position: Executive Vice President

(Notes)

1.	Kazuo Ohki, who is scheduled to become a Senior Executive Vice President, is scheduled to resign on July 31, 2008.

2.	Executive Vice President, Fuminori Kozono, is scheduled to be appointed as Senior Executive Vice President as of August 1, 2008.

3.	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 13, 2008

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2008

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2008 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2008

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Directors

For inquiries, please contact:

(Mr.) Shinji Uchida or (Mr.) Nobutaka Kakihara

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for Fiscal Year Ended March 31, 2008

During the first half of the fiscal year ended March 31, 2008, the Japanese economy expanded moderately, with corporate earnings showing a steady increase and personal consumption showing signs of a recovery. However, in the second half, the general economic outlook became skeptical. Businesses were observed to have more cautious attitudes for capital investments and general trends in employment conditions remained severe.

In the information and telecommunications sector, the market is becoming increasingly diverse. There has been an acceleration of efforts relating to the construction of a next-generation network (NGN) to spur the formation of a ubiquitous network society through the use of broadband as envisioned by the “u-Japan Policy,” “New IT Reform Strategy,” and “Next-Generation Broadband Strategy 2010.” At the same time fixed and mobile services and the telecommunications and broadcasting services are converging in conjunction with the increased use of IP-based technologies. Platform-based services such as the distribution of video and music and SNS are also expanding.

In the broadband market, which continues to grow briskly, the number of subscriptions exceeded 28 million and the household penetration rate reached 54.7%, attaining world-leading levels. In the optical access sector, increased opportunities for use and the aggressive deployment of services by each branch office has pushed the number of subscriptions above 11 million, while still expanding our coverage as the preeminent broadband service.

Meanwhile, the fixed-line telephone business environment is becoming increasingly severe as a result of a shrinking market caused by declining traffic volumes due to proliferation of mobile telephones and a rapid shift to optical and IP telephony services.

Under these extremely difficult business conditions, Nippon Telegraph and Telephone West Corporation (NTT West) strove to provide high-quality and stable universal service. At the same time, NTT West is actively undertaking concrete measures to carry out the NTT Group Medium-Term Management Strategy and the NTT West Group Medium-Term Vision, and make a rapid shift of its revenue base from fixed line telephony to optical and IP telephony, through such initiatives as developing the broadband business through the expansion and improvement of optical access services and adoption of advanced functions, developing solution businesses that contribute to the revitalization and development of local communities, constructing and providing a safe and secure NGN that offers greater convenience, and training highly-skilled IP engineers, as explained in details below.

(1) Development of the Broadband Business

NTT West launched full-scale provision of the B-FLET’S optical access services in August 2001, with the goal of achieving a ubiquitous network society using broadband that enables connection “anytime, anywhere and with anything.” Since then, NTT West has expanded and improved optical access services to respond to diversifying customer needs by launching the IPv6-enabled FLET’S Hikari Premium in March 2005, supporting more advanced functions and by improving customer service and creating new usage scenarios.

During the fiscal year under review, NTT West launched the FLET’S Hikari Premium Apartment Type Mini service for small multiple-dwelling residents last September to respond to the needs of customers who were previously unable to use optical access services because of the type of multiple-dwelling residence they live in.

In addition, to enhance customer service, NTT West reduced lead times (the time from application to the start of services) by introducing an Optical Communications Service Instant Management System and further increased customer convenience by launching a service last July that allows customers to select their desired installation date using the FLET’S Website (http://flets-w.com).

Household internet usage is becoming more commonplace across a variety of situations among all age groups and among both genders, and calls to make broadband more fun and easier are increasing. In response, NTT West established a tie-up with Nintendo Co., Ltd. last November to promote connectivity between the Wii® game console and the FLET’S Hikari (see Note 1) optical access service to create new entertainment in the home.

Also, last October, NTT-Neomeit Corporation began providing the Makasete Anshin Service, a 24-hour, 365-day remote support service that provides assistance for connecting to the internet, using email, and connecting peripheral devices such as printers so customers who are unaccustomed to using PCs and the Internet can enjoy convenient broadband services fully and with peace of mind.

As a result of these efforts, the number of FLET’S Hikari subscriptions in the NTT West area surpassed 3 million in July 2007 and the number of subscriber lines for NTT West’s broadband services (including FLET’S ADSL) reached 6.06 million at the end of the fiscal year under review.

(2) Development of the Solution Business

While taking market trends of the previous year into account, NTT West aggressively expanded its menu of solution services including services for business continuity plans (BCP) (see Note 2) and responses relating to internal control. Additionally, during the term under review, NTT West expanded its services lineup, including the launch in August 2007 of the Information Security Incident Response Service. Under this service, NTT West analyzes causes and proposes solutions to businesses, local governments, and other organizations when security incidents such as leaks of personal information occur.

NTT West also supported the efforts of the national and local governments to implement the “u-Japan Policy” by using its expertise to construct information highways and regional intranets, supporting regional information technology promotion projects intended to eliminate the digital divide on remote islands and in remote mountain communities, and proposing outsourcing services to local governmental bodies to increase administrative efficiency.

In addition, NTT West established NTT West-Kansai IT-Mate Co., Ltd. and NTT West-Hokuriku IT-Mate Co., Ltd. to rapidly train IT technology specialists and create structures that can respond immediately to customers through business operations with close ties to local communities. Together with the companies that NTT West established in the prior fiscal year, the entire West Japan territory (six blocks) is now covered (see Note 3).

To enhance customer service and encourage further expansion in the use of optical access services, NTT West bolstered its ability to provide solutions to small and medium businesses and small office/home office (SOHO) businesses by establishing the Office Marketing Division at its head office to supplement the current corporate customer marketing structure focusing on medium to large enterprises and by designating sales personnel as “customer attendants.”

(3) Measures Geared Towards the Launch of NGN Services

The field trials that started in December 2006 with the aim of constructing an NGN that will enable customers to use broadband services with convenience and peace of mind were expanded to general customers in April 2007. NTT West is forming tie-ups with businesses in a wide range of fields and working to identify customer needs and make technical checks.

About 5,800 individuals have come to the NOTE (Umeda) trial showroom (see Note 4) where NTT West explained the NGN concept, suggested business and household use scenarios, and displayed applications and terminals that will use the NGN such as high-definition IP video telephones that use high-definition video and stereo sound, security services (mimamori service) that employ caller ID to ensure privacy, and video conference systems that use high-definition video. Approximately 80% of showroom visitors have expressed the view that the NGN will change lifestyles and business.

Based on the results of the trials, NTT West launched the FLET’S Hikari Next commercial service in some areas of Osaka City in March 2008, and in addition to the existing basic services of optical access services, optical telephony services, VPN services, and Ethernet services began providing new services including high-sound quality telephony services that offer clearer audio quality, video telephony with smooth and natural movement, and quality of service (QoS) (see Note 5) functions that ensure the high-quality and stable distribution of content distribution services such as VOD (see Note 6).

Going forward, NTT West will expand service areas and work to ensure the efficient provision of services while developing new and highly convenient services that make the best possible use of NGN features including wide-area coverage, high quality, and high security levels. NTT West is also expanding its service lineup to further raise the appeal of NGN services by developing highly creative services in collaboration and cooperation with a wide range of businesses that make use of the open nature of the NGN.

(4) Efforts to Train Highly-Skilled IP Engineers

Against a backdrop of continued technological innovation and changes in market environments, NTT West is training and fostering highly-skilled IP engineers to respond accurately to customer needs in a wide range of work fields from networks to access and in-home services.

Specific measures include the launch in April 2007 of the Hikari Professional College, designed to train optical access technology professionals who not only understand the series of processes from planning to implementation and maintenance but can also employ practical skills and intuitive powers, and the establishment in August 2007 of the Information Terminal Professional Course, which trains engineers who can provide one-stop services in response to demands for enhanced IT environments in homes.

NTT West also started establishing “Techno Colleges” in the six blocks of the NTT West territory in July 2007 to foster engineers well versed in the NGN service operations that will serve as the foundations for future services and to improve skills for stable maintenance of existing telephone services.

Going forward, NTT West will continue these initiatives in the future to train and foster highly-skilled IP engineers.

In addition, to ensure the provision of stable communications services to customers, NTT West has already taken measures to maintain and improve the quality and safety of the communications equipment engineering work. Further efforts in this regard included working with cooperating engineering companies to promote “engineering work from the customer’s perspective” and “engineering work that emphasizes compliance,” and, from November 2007, the opening of Engineering Work Inquiry Centers at each branch office to listen and respond promptly to the engineering work-related opinions and requests of customers to promote equipment engineering work that provides customers with greater peace of mind.

(5) Major CSR Efforts

The NTT West Group considers its corporate social responsibility (CSR) activities to be a principal pillar of management and makes group-wide efforts to raise corporate value and contribute to the realization of a safe and secure society through the creation of “social,” “economic,” and “human” value in our core businesses.

Specifically, NTT West adopted the “NTT West Group Stance on CSR” and is working to increase understanding through training and other programs. NTT West also adopted and is implementing “CSR20,” an action plan intended to clarify the objectives of activities in day-to-day operations geared towards “practice and establishment”, monitor and analyze progress, and make specific improvements.

To ensure compliance and business risk management, the foundations for the promotion of CSR, NTT West established “Corporate Ethics Day” and “Corporate Ethics Reinforcement Month” to foster a high sense of ethics and develop a pervasive organizational culture that does not allow for improper conduct or scandal.

Furthermore, in activities directed towards environmental protection, pursuant to the NTT West Group Global Environmental Charter, NTT West worked to reduce the environmental impact on society of its business activities, products, and services by conducting thorough 3R (reduce, reuse, recycle) activities and promoting reductions in industrial waste including communications equipment. NTT West also undertook activities to fight global warming including reducing electric power consumption used for the provision of communications services and aggressive reductions in electric power consumption by offices through varied conservation policies such as reduced use of air conditioning in the summer (set to 28°C) and heating in the winter (set to 20°C).

In addition to the above activities, measures to bolster the protection of personal customer information included the establishment of a “Customer Information Protection Reinforcement Period,” company-wide training, on-site inspections of the handling and use of information by service provider companies that handle customer information, and training of service provider executives and employees to raise awareness concerning the protection of customer information and promote proper handling and management.

NTT West also implemented rules to ensure the use of a check list when emails with attachments are transmitted outside the company to prevent inappropriate disclosures of information, and company-wide efforts were made to reinforce the protection of customer information such as mass inspections of the home computers of employees and the employees of service providers to ensure that they do not contain customer or business-related information.

As a member of local society, NTT West contributed to the development of safe and secure communities through the creation of “Customer Support Functions” at 33 branches in the NTT West area to support “daily life restoration” and “business restoration” in the event of natural disasters such as torrential rain, typhoons or earthquakes, and designed floors in NTT West buildings in preparation for such natural disasters. NTT West also provided a consulting service to local governments and other customers regarding the installation of disaster-resistant facilities for promotion of business continuity plans.

If a disaster occurs, NTT West will work with the disaster response headquarters to restore communications services, allow use of the roofs and some floors of NTT West buildings as evacuation sites, lend phones to disaster victims, and actively conduct other support activities.

To lay a solid foundation for these activities, the NTT West Group continuously strives to secure the confidence of its customers by conducting “customer-first” activities so customers can use its services with a sense of security.

Finally, to enhance the convenience provided to customers, in July 2007 NTT West began offering a “Dial 104” service that directly connects customers calling the 104 directory service to the requested number. However, the statements in television commercials, newspaper and magazine advertisements, posters in train and subway stations, and advertisements in trains and buses publicizing the service from July to October led consumers to mistakenly believe that the terms of use were considerably more favorable than the actual terms, and NTT West was subjected to an order to remove the advertisements by the Fair Trade Commission pursuant to Article 6, Paragraph 1 of the Law for the Prevention of Unreasonable Premiums and Misrepresentation concerning Products and Services. NTT West would like to apologize sincerely for the inconvenience caused to its customers. In the future, NTT West will implement comprehensive and appropriate measures to ensure that customers can use its services with a sense of security and will continue its efforts to enhance services.

As a result of the above efforts, operating revenues and recurring profit for the fiscal year ended March 31, 2008 amounted to 1,901.2 billion yen (down 2.6% from the previous year) and 24.8 billion yen (down 53.9% from the previous year), respectively, marking a net loss of 37.7 billion yen for the period due mainly to the effect of an adjustment in the amount recorded for deferred tax assets.

Notes:	1. The generic term for NTT West’s optical broadband services consisting of FLET’S Hikari Next, FLET’S Hikari Premium, and B-FLET’S services.
2. Business continuity plan: A plan that specifies methods and procedures for continuing business operations in the event of a crisis situation.

3.      The six companies established as wholly-owned subsidiaries of NTT West’s regional companies: NTT West-Tokai TI-Mate (established in March 2006; changed its name to IT-Mate Tokai in July 2007); NTT West-Chugoku IT-Mate, NTT West-Shikoku IT-Mate, and NTT West-Kyushu IT-Mate (established in March 2007); NTT West-Kansai IT-Mate (established in September 2007); and NTT West-Hokuriku IT-Mate (established in December 2007).

4.      NOTE is an abbreviation of NGN Open Trial Exhibition, open to visitors by appointment only, that was held for one year from December 20, 2006 to December 17, 2007 in Otemachi, Tokyo and Umeda, Osaka.

5. Quality of Service: Technologies incorporated in routers and other devices to ensure the high quality of communications.
6. Video on Demand: A system for distributing a variety of video programming whenever users request.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,863,597	2,755,568	(108,029)
Machinery and equipment	602,347	509,334	(93,012)
Antenna facilities	9,745	9,607	(138)
Terminal equipment	27,010	23,950	(3,059)
Local line facilities	838,649	828,452	(10,196)
Long-distance line facilities	6,213	5,472	(740)
Engineering facilities	618,545	605,432	(13,112)
Submarine line facilities	4,181	3,990	(190)
Buildings	503,489	479,146	(24,343)
Structures	18,444	17,355	(1,088)
Other machinery and equipment	1,527	1,656	129
Vehicles and vessels	226	278	52
Tools, furniture and fixtures	35,303	42,547	7,244
Land	178,272	177,598	(673)
Lease assets	—	21,432	21,432
Construction in progress	19,639	29,308	9,669
Intangible fixed assets	107,197	107,735	538
Total fixed assets—telecommunications businesses	2,970,794	2,863,304	(107,490)
Investments and other assets
Investment securities	6,318	5,779	(539)
Investments in subsidiaries and affiliated companies	52,120	46,004	(6,116)
Long-term prepaid expenses	3,302	3,449	146
Deferred income taxes	276,501	154,414	(122,087)
Other investments and assets	12,096	10,930	(1,165)
Allowance for doubtful accounts	(1,555)	(1,466)	88
Total investments and other assets	348,784	219,110	(129,673)
Total fixed assets	3,319,579	3,082,415	(237,164)

Current assets:
Cash and bank deposits	60,710	135,901	75,190
Notes receivable	275	107	(167)
Accounts receivable, trade	371,925	303,431	(68,493)
Accounts receivable, other	55,101	38,559	(16,542)
Supplies	32,577	25,762	(6,815)
Advance payment	2,106	2,438	331
Prepaid expenses	5,543	6,043	500
Deferred income taxes	5,713	4,158	(1,554)
Other current assets	19,515	18,366	(1,148)
Allowance for doubtful accounts	(2,025)	(2,264)	(238)
Total current assets	551,444	532,504	(18,939)

TOTAL ASSETS	3,871,023	3,614,919	(256,103)

	(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,074,757	1,021,032	(53,724)
Lease obligations	—	35,320	35,320
Liability for employees’ retirement benefits	548,165	341,176	(206,988)
Reserve for unused telephone cards	—	11,360	11,360
Other long-term liabilities	20,780	20,006	(773)
Total long-term liabilities	1,643,702	1,428,895	(214,806)

Current liabilities:
Current portion of long-term borrowings from parent company	212,625	177,724	(34,900)
Accounts payable, trade	91,827	101,520	9,693
Short-term borrowings	30,000	100,000	70,000
Lease obligations	—	1,076	1,076
Accounts payable, other	263,243	235,791	(27,452)
Accrued expenses	21,281	20,038	(1,242)
Accrued taxes on income	819	540	(278)
Advance received	7,313	5,841	(1,472)
Deposit received	42,733	54,114	11,380
Unearned revenue	178	101	(76)
Allowance for losses on construction contracts	—	161	161
Other current liabilities	7,706	8,130	424
Total current liabilities	677,729	705,041	27,311

TOTAL LIABILITIES	2,321,431	2,133,937	(187,494)

NET ASSETS

Shareholders’ equity
Common stock	312,000	312,000	—

Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—

Earned surplus
Other earned surplus	67,191	(1,751)	(68,942)
Accumulated earned surplus	67,191	(1,751)	(68,942)
Total earned surplus	67,191	(1,751)	(68,942)
Total shareholders’ equity	1,549,245	1,480,302	(68,942)

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	345	679	334
Total unrealized gains (losses), translation adjustments, and others	345	679	334

TOTAL NET ASSETS	1,549,591	1,480,982	(68,608)

TOTAL LIABILITIES AND NET ASSETS	3,871,023	3,614,919	(256,103)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
Telecommunications businesses
Operating revenues	1,795,202	1,735,693	(59,508)
Operating expenses	1,770,819	1,719,173	(51,646)
Business expenses	433,191	436,064	2,873
Operations	19,578	18,448	(1,130)
Maintenance expenses	503,557	483,447	(20,110)
Overhead expenses	81,266	69,511	(11,755)
Administration	101,548	96,619	(4,928)
Experiment and research	48,852	50,788	1,935
Depreciation and amortization	439,088	418,624	(20,464)
Retirement of fixed assets	42,139	43,477	1,338
Access charges	30,752	31,874	1,121
Miscellaneous taxes	70,844	70,318	(526)
Operating income from telecommunications businesses	24,382	16,520	(7,862)
Supplementary businesses
Operating revenues	156,313	165,539	9,225
Operating expenses	160,212	168,134	7,921
Operating losses from supplementary businesses	(3,898)	(2,595)	1,303
Operating income	20,483	13,924	(6,558)
Non-operating revenues:	76,856	59,487	(17,368)
Interest income	7	39	32
Dividends received	23,979	7,070	(16,908)
Lease and rental income	47,753	45,876	(1,877)
Miscellaneous income	5,115	6,501	1,385
Non-operating expenses:	43,328	48,515	5,187
Interest expenses	18,572	24,746	6,174
Lease and rental expenses	21,044	18,037	(3,007)
Miscellaneous expenses	3,711	5,732	2,020
Recurring profit	54,011	24,896	(29,114)
Special profits	46,820	156,779	109,959
Gains on sales of fixed assets	46,820	19,497	(27,322)
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	137,281	137,281
Special losses	13,127	111,719	98,592
Write-off of investments in affiliated companies	13,127	13,782	655
Non-recurring depreciation of fixed assets	—	60,106	60,106
Provision for reserve for unused telephone cards	—	13,120	13,120
Impact of applying lease accounting standards	—	24,709	24,709
Income before income taxes	87,704	69,957	(17,747)
Corporation, inhabitant, and enterprise taxes	(26,417)	(15,789)	10,628
Deferred tax expenses (benefits)	85,787	123,488	37,701
Net income (losses)	28,333	(37,742)	(66,076)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563
Net change during the annual period

Cash dividends*				(31,200)	(31,200)	(31,200)			(31,200)

Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)

Net income				28,333	28,333	28,333			28,333

Others, net							(50)	(50)	(50)

Total net change during the annual period	—	—	—	(2,921)	(2,921)	(2,921)	(50)	(50)	(2,972)

March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

(*) Items approved at the shareholders’ meeting held in June 2006. Year ended March 31, 2008
	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591
Net change during the annual period

Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)

Net income				(37,742)	(37,742)	(37,742)			(37,742)

Others, net							334	334	334

Total net change during the annual period	—	—	—	(68,942)	(68,942)	(68,942)	334	334	(68,608)

March 31, 2008	312,000	1,170,054	1,170,054	(1,751)	(1,751)	1,480,302	679	679	1,480,982

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,140,098	1,016,667	(123,430)	(10.8%)
Monthly charge revenues*	724,837	664,800	(60,037)	(8.3%)
Call rates revenues*	146,400	116,315	(30,085)	(20.5%)
Interconnection call revenues*	188,570	154,798	(33,771)	(17.9%)
IP services revenues	304,961	385,876	80,914	26.5%
Leased circuit services revenues (excluding IP services revenues)	165,630	158,294	(7,336)	(4.4%)
Telegram services revenues	27,630	27,235	(395)	(1.4%)
Other telecommunications services revenues	156,880	147,620	(9,260)	(5.9%)

Telecommunications total revenues	1,795,202	1,735,693	(59,508)	(3.3%)

Supplementary business total revenues	156,313	165,539	9,225	5.9%

Total operating revenues	1,951,515	1,901,232	(50,282)	(2.6%)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	87,704	69,957	(17,747)
	Depreciation and amortization	455,156	432,071	(23,084)
	Loss on disposal of property, plant and equipment	20,291	20,304	13
	Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	(137,281)	(137,281)
	Non-recurring depreciation of fixed assets	—	60,106	60,106
	Impact of applying lease accounting standards	—	24,709	24,709
	Increase (decrease) in liability for employees’ retirement benefits	(84,752)	(69,706)	15,046
	(Increase) decrease in accounts receivable	(38,706)	68,945	107,652
	(Increase) decrease in inventories	6,516	6,815	299
	Increase (decrease) in accounts payable and accrued expenses	(16,259)	(27,922)	(11,663)
	(Increase) decrease in accounts consumption tax receivable	2,805	—	(2,805)
	Increase (decrease) in accrued consumption tax	2,896	(937)	(3,834)
	Other	(93,665)	12,298	105,964

	Sub-total	341,987	459,361	117,374
	Interest and dividends received	23,986	7,109	(16,876)
	Interest paid	(18,211)	(25,003)	(6,791)
	Income taxes received (paid)	(12,836)	29,859	42,696

	Net cash provided by (used in) operating activities	334,926	471,328	136,402

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(416,277)	(363,826)	52,450
	Proceeds from sale of property, plant and equipment	59,396	24,631	(34,764)
	Payments for purchase of investment securities	(6,452)	(6,665)	(212)
	Proceeds from sale of investment securities	3,147	101	(3,046)
	Other	(355)	1,018	1,374

	Net cash provided by (used in) investing activities	(360,541)	(344,740)	15,801

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	229,250	124,000	(105,250)
	Payments for settlement of long-term debt	(193,746)	(212,625)	(18,878)
	Net increase (decrease) in short-term borrowings	(15,000)	70,000	85,000
	Payments for settlement of lease obligations	—	(1,115)	(1,115)
	Dividends paid	(31,200)	(31,200)	—

	Net cash provided by (used in) financing activities	(10,696)	(50,941)	(40,244)

IV	Net increase (decrease) in cash and cash equivalents	(36,312)	75,646	111,958
V	Cash and cash equivalents at beginning of period	100,556	64,244	(36,312)

VI	Cash and cash equivalents at end of period	64,244	139,891	75,646

7. Changes in Directors

(1)	Candidate for Senior Vice President

Noriaki Ito	Current position: Senior Vice President and Managing Director of Corporate Strategy & Planning Department, NTT DoCoMo, Inc.

(2)	Candidates for Representative Directors

(1)	Candidate scheduled to take office as President

Shinichi Otake	Current position:
Senior Executive Vice President

(2)	Candidates scheduled to take office as Senior Executive Vice President

Hiroo Inoue	Current position: Senior Executive Vice President
Noriaki Ito	Current position: Senior Vice President and Managing Director of Corporate Strategy & Planning Department, NTT DoCoMo, Inc.

(Notes)

-	The current President, Shunzo Morishita, is scheduled to become the Advisor of Nippon Telegraph and Telephone West Corporation.

-	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 13, 2008

NTT Communications Corporation

NTT Communications’ Financial Results

for Fiscal Year Ended March 31, 2008

NTT Com Announces Financial Results For Fiscal Year Ended March 31, 2008

Summary of financial statements (Reference)

NTT Communications’ Major Services (Reference)

NTT Com Announces Financial Results

For Fiscal Year Ended March 31, 2008

TOKYO, JAPAN –– NTT Communications Corporation (NTT Com) today announced its non-consolidated financial results for the fiscal year ended March 31, 2008. Net income rose 106.8% or 32.4 billion yen, to 62.7 billion yen.

Operating revenues increased 0.8% to 1,154.5 billion yen and operating income rose 35.4% or 27.3 billion yen to 104.7 billion yen. A special profit of 12 billion yen accrued from returning the portion of the employee’s pension fund managed on behalf of the government. Special losses of 30.4 billion yen included stock appraisal losses, a new reserve for the telephone card business and the early application of new standards for lease accounting.

Operating expenses decreased 1.7% or 18.3 billion yen, to 1,049.7 billion yen. Despite increased revenues from the solutions business leading to a rise in related costs, operating expenses declined overall as a result of the rationalization of value chains and unification of procurement operations.

All results are based on Japanese accounting principles.

BACKGROUND

In the Japanese information and communication market, business models and new services are evolving rapidly. Such change is centered around the expansion of the Internet and the convergence of both the fixed/mobile and data/broadcasting fields, resulting in the integration or competitive selection of many services. Digital- and Internet-related innovation drove the ongoing evolution of lifestyles and business models, a phenomenon that is truly an “ICT revolution.”

Moreover, looking at the rest of the world, the competitive landscape of the ICT industry is changing daily on a global scale, as the industry reforms through mergers and acquisitions, primarily among Internet-related companies in the U.S. and Europe. The Internet community expanded as consumer generated media (CGM), such as blogs and social networking services (SNS) have become inundated with information, resulting in increasingly varied and active communication. Business models that involve customer contact, including effective interaction via the Internet, elevated the role that search engines play in the navigation of such information.

On the other hand, ICT continued to gain importance for multinational companies that need to maintain the stability and reliability of their operations while expanding their global businesses.

BUSINESS STRATEGIES

In response to this increasingly evolving business environment, NTT Com has worked to stabilize and deepen its delivery structure for its enterprise services, Internet-related and global services to better meet needs for total one-stop service as well as global solutions and demands for services that bring about an affluent society and a safe and comfortable lifestyle. Following on from the “second foundation” year in the fiscal year ending March 31, 2008, NTT Com set about achieving its new growth strategy, known as “Business Vision 2010”. The company has established as its new mission “partnering with customers on the basis of trust to bridge their present and future potential, working together for the realization of a prosperous society and enhancement of the safety, comfort and convenience of individuals’ life styles.” Numerous reforms were implemented to make the corporation more vibrant and flexible through new systems and practices for enterprise sales, delivery and quality maintenance, as well as new product-related strategies, and enhancing the capabilities of the frontline and among personnel, while always keeping in mind that the customer/market comes first.

Based on the above mentioned mission, “managed quality operation” was newly added as one of the company’s core domains of service, along with solutions, network-management, security, global, ubiquitous and portal/engine services. In addition, corporate resources were realigned as strategic growth engines.

In enterprise services, which NTT Com provides as a trusted ICT solution partner for its enterprise customers, business divisions were reorganized by industry, business practices were strengthened and system engineering capabilities were enhanced. In addition, the company promoted problem-solving consulting services that offer customers high value and benefit.

NTT Com also operated as a global ICT solution partner by providing its global enterprise customers with total, value-added services for network integration, backed by the company’s data center, security and server management services.

In Internet-related businesses, which were branded under the concept of “‘CreativE-Life’ for Everyone,” NTT Com positioned NTT Resonant’s “goo” portal business as the nucleus of its comprehensive Internet-related services, which includes the OCN- and Plala-brand ISPs, IP telephony, video distribution and CGM services. NTT Resonant and NTT Plala are wholly owned subsidiaries of NTT Com.

In accordance with the CSR Basic Policy of the NTT Com Group, NTT Com implemented several corporate social responsibility initiatives from the perspective of contributing to society, protecting the environment and respecting employees. As an ICT solution partner the company is working towards achieving an affluent and sustainable society by providing information and communications services that bring new value and provide solutions to society on a global scale.

OPERATING RESULTS

In the fiscal year ended March 31, 2008, dramatic growth in solutions revenue led to increases in both revenue and profit. In addition to the extensive increase in solutions revenue when compared to the previous year, the company achieved steady growth in IP-related revenue, including from the OCN brand ISP and from virtual private network services. Despite declines in voice- and data-communications revenue, including leased lines and packet switching, operating revenue grew by 9.0 billion yen, or 0.8%, when compared with the previous fiscal year, to 1,154.5 billion yen.

Earnings-related costs rose, but tighter control of costs throughout the company enabled operating expenses to decrease by 18.3 billion yen, or 1.7% to 1,049.7 billion yen when compared with the previous fiscal year.

Operating income rose 35.4%, or 27.3 billion yen to 104.7 billion yen.

1. Solutions Services

Solutions service revenue rose 16.3%, or 27.0 billion yen, to 192.9 billion yen, in part due to the establishment of a value-added solution delivery framework that enables the company to tailor consulting more closely to each customer’s business. This was made possible through the transfer of enterprise business departments from NTT East and NTT West to NTT Com, implemented in August 2006 in accordance with the company’s medium-term business strategy. Increased revenues were also supported by the reorganization of business divisions by industry last April, as well as increased IT capital investment by enterprises.

2. IP Services

IP service revenue rose 14.4 billion yen, or 4.5%, to 334.1 billion yen due to increased revenue from wide-area Ethernet and IP-VPN services. OCN-brand ISP service subscriptions exceeded 6.8 million as of March 31, 2008.

3. Voice Services (excluding IP)

Revenues from voice transmission services (excluding IP services) decreased 2.7%, or 12.6 billion yen, to 450.3 billion yen. Call revenues declined as the market continued to shrink due to fewer fixed-line contracts, migration of voice transmission from fixed-line to mobile-phone services and increasing use of email. Efforts to maintain revenue included aggressive marketing of the Platinum Line service for discount calling and solutions that package various services, such as toll-free services.

4. Data Communications Services (excluding IP)

Revenues from data communications services (excluding IP services) decreased by 13.3 billion yen, or 8.3%, to 147.6 billion yen due to migration from leased-line to IP services, such as wide-area Ethernet and IP-VPN and despite the company’s marketing of Ethernet interface leased lines known as “Gigastream”.

MEASURES FOR FISCAL 2008

In fiscal 2008, the second year of the Business Vision 2010 growth strategy, NTT Com will continue to promote the group’s business by strengthening and expanding its involvement in growth sectors, namely, enterprise, global and Internet-related business.

“Managed quality operations” have been newly added to the company’s six existing core domains of service which serve as engines for growth. By upgrading related internal practices and service quality, NTT Com is leveraging its comprehensive strengths to provide highly reliable and satisfactory services that enable enterprise customers to maintain stable network connections, as well as restore connections immediately in the event of any disruption.

For enterprise customers, the company will continue to improve its provision of expert consultation services as their ICT solution partner. Services that variously combine cutting edge technologies such as fixed–mobile convergence (FMC), Software as a Service (SaaS) and managed data center services will be coordinated with other NTT Group companies for one-stop provision.

In global services, since FY 2007, NTT Com has been strengthening its infrastructure by laying optical undersea cables as well as establishing global premium data centers.

In a customer satisfaction survey targeting eight global carriers that was released by the English company Telemark Services in April, NTT Com was ranked the first in the Global Data VPN class overall out of eight global carriers for the first time, improving on its previous performance when it was ranked first in one category.

NTT Com currently has overseas offices in 52 cities of 22 countries. To accommodate the global expansion of its multinational customers, NTT Com will further expand its overseas presence and service areas in a timely manner, resulting in a strengthened global foundation for providing seamless services wherever NTT Com’s enterprise customers do business.

In Internet-related business, NTT Com will leverage its group strengths, including the extensive content, services and customer bases of its OCN, Plala and “goo” brands. One such effort is video distribution service from Hikari TV, which NTT Plala launched in March in conjunction with new next-generation network commercial services. Other appealing services will be developed to harness the strength of the next-generation network.

Based on the Business Vision 2010 growth strategy, the company’s seven core business domains will be further refined and business in growth areas will be further developed in unison with the NTT Com Group.

# # #

About NTT Communications Corporation

NTT Com delivers high-quality voice, data and IP services to customers around the world. The company is renowned for its diverse information and communication services, expertise in managed networks, hosting and IP networking services, and industry leadership in IPv6 transit technology. The company’s extensive global infrastructure includes Arcstar™ private networks and a Tier 1 IP backbone (connected with major ISPs worldwide), both reaching more than 150 countries, as well as secure data centers in Asia, North America and Europe. NTT Com is the wholly owned subsidiary of NTT Corp., one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com.

For more information

(Mr.) Takaaki Mitani or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: infoaf@ntt.com

Attachment 1

Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	462,233	456,633	(5,600)
Machinery and equipment	154,415	139,957	(14,457)
Antenna facilities	2,271	1,999	(272)
Terminal equipment	2,333	1,676	(656)
Local line facilities	818	808	(9)
Long-distance line facilities	11,040	10,341	(698)
Engineering facilities	70,854	62,058	(8,795)
Submarine line facilities	5,646	7,079	1,432
Buildings	127,325	125,331	(1,993)
Structures	3,694	3,364	(329)
Other machinery and equipment	248	198	(49)
Vehicles and vessels	33	25	(7)
Tools, furniture and fixtures	27,550	31,325	3,775
Land	46,796	43,999	(2,796)
Lease assets	—	5,000	5,000
Construction in progress	9,206	23,464	14,258
Intangible fixed assets	135,041	111,182	(23,859)
Total fixed assets - telecommunications businesses	597,274	567,815	(29,459)
Investments and other assets
Investment securities	131,813	144,290	12,476
Investments in subsidiaries and affiliated companies	104,375	86,313	(18,062)
Investment in capital	31	26	(4)
Contributions to affiliated companies	1,792	1,792	—
Long-term loans receivable	225	112	(112)
Long-term loans receivable to subsidiaries	63,903	51,822	(12,080)
Long-term prepaid expenses	995	1,258	263
Deferred income taxes	147,462	105,900	(41,562)
Other investments and assets	20,823	27,099	6,275
Allowance for doubtful accounts	(772)	(592)	180
Total investments and other assets	470,650	418,024	(52,625)
Total fixed assets	1,067,925	985,839	(82,085)

Current assets:
Cash and bank deposits	30,384	48,819	18,435
Notes receivable	44	128	83
Accounts receivable, trade	213,299	200,443	(12,855)
Accounts receivable, other	18,589	18,147	(441)
Securities	10	10	—
Supplies	8,044	7,125	(919)
Advance payments	3,569	4,878	1,308
Prepaid expenses	1,672	1,553	(118)
Deferred income taxes	5,318	6,700	1,382
Short-term loans receivable	13,216	24,271	11,054
Subsidiary deposits	45,827	—	(45,827)
Other current assets	6,243	6,280	37
Allowance for doubtful accounts	(1,686)	(2,077)	(391)
Total current assets	344,533	316,283	(28,250)

TOTAL ASSETS	1,412,459	1,302,123	(110,336)

	(Millions of yen)
	March 31, 2007	March 31, 2008	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	464,286	310,842	(153,443)
Lease obligations	—	5,832	5,832
Liability for employees’ retirement benefits	82,555	70,661	(11,893)
Reserve for point services	—	2,720	2,720
Reserve for unused telephone cards	—	5,026	5,026
Other long-term liabilities	12,332	11,287	(1,045)
Total long-term liabilities	559,174	406,370	(152,803)

Current liabilities:
Current portion of long-term borrowings from parent company	122,345	103,923	(18,421)
Accounts payable, trade	47,894	51,399	3,504
Short-term borrowings from parent company	—	13,538	13,538
Lease obligations	—	3,895	3,895
Accounts payable, other	174,472	160,578	(13,894)
Accrued expenses	7,992	6,937	(1,054)
Accrued taxes on income	1,268	772	(495)
Advance received	4,562	5,888	1,326
Deposit received	5,160	5,172	11
Unearned revenue	114	172	57
Allowance for losses on construction contracts	85	82	(2)
Allowance for losses from liquidation of subsidiaries	—	2,439	2,439
Other current liabilities	6,385	3,017	(3,368)
Total current liabilities	370,282	357,818	(12,464)

TOTAL LIABILITIES	929,456	764,189	(165,267)

NET ASSETS

Shareholders’ equity
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus	85,520	139,293	53,773
Accumulated earned surplus	85,520	139,293	53,773
Total earned surplus	85,520	139,293	53,773
Total shareholders’ equity	428,899	482,672	53,773

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	54,103	55,261	1,158
Total unrealized gains (losses), translation adjustments, and others	54,103	55,261	1,158

TOTAL NET ASSETS	483,002	537,934	54,931

TOTAL LIABILITIES AND NET ASSETS	1,412,459	1,302,123	(110,336)

Attachment 2

Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
Telecommunications businesses
Operating revenues	988,373	972,343	(16,030)
Operating expenses	917,851	877,830	(40,021)
Business expenses	268,765	250,294	(18,471)
Maintenance expenses	91,753	86,310	(5,442)
Overhead expenses	10,954	12,310	1,355
Administration	76,692	74,427	(2,264)
Experiment and research	13,770	14,790	1,019
Depreciation and amortization	121,910	113,221	(8,689)
Retirement of fixed assets	12,404	20,161	7,757
Access charges	310,103	294,972	(15,131)
Miscellaneous taxes	11,496	11,340	(155)
Operating income from telecommunications businesses	70,522	94,513	23,990
Supplementary businesses
Operating revenues	157,123	182,161	25,038
Operating expenses	150,297	171,944	21,647
Operating income from supplementary businesses	6,825	10,217	3,391
Operating income	77,348	104,730	27,382
Non-operating revenues:	29,588	35,110	5,521
Interest income	3,990	1,444	(2,546)
Dividends received	5,295	8,435	3,139
Lease and rental income	17,606	16,675	(930)
Miscellaneous income	2,696	8,555	5,858
Non-operating expenses:	29,112	27,816	(1,296)
Interest expenses	14,148	9,200	(4,947)
Lease and rental expenses	9,120	11,455	2,334
Miscellaneous expenses	5,844	7,160	1,315
Recurring profit	77,824	112,025	34,200
Special profits	11,349	12,047	698
Gains on liquidation of a subsidiary	5,728	—	(5,728)
Gains on sales of fixed assets	5,620	—	(5,620)
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	12,047	12,047
Special losses	28,484	30,423	1,939
Write-off of investments in affiliated companies	25,725	3,155	(22,569)
Loss on exchange of investments in affiliated companies	—	3,250	3,250
Write-off of investments in securities	—	9,961	9,961
Provision for reserve for point services	—	2,275	2,275
Provision for reserve for unused telephone cards	—	5,805	5,805
Impact of applying lease accounting standards	—	3,536	3,536
Provision for allowance for losses from liquidation of subsidiaries	—	2,439	2,439
Other	2,758	—	(2,758)
Income before income taxes	60,689	93,649	32,959
Corporation, inhabitant, and enterprise taxes	27,854	(8,493)	(36,347)
Deferred tax expenses (benefits)	2,477	39,368	36,890
Net income	30,356	62,774	32,417

Attachment 3

Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change during the annual period
Issuance of stock	113	12,466	12,466			12,580			12,580
Cash dividends*				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors*				(62)	(62)	(62)			(62)
Net income				30,356	30,356	30,356			30,356
Others, net							19,571	19,571	19,571

Total net change during the annual period	113	12,466	12,466	21,594	21,594	34,174	19,571	19,571	53,746

March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002

(*) Items approved at the shareholders’ meeting held in June 2006.
Year ended March 31, 2008
	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002
Net change during the annual period
Cash dividends				(9,000)	(9,000)	(9,000)			(9,000)
Net income				62,774	62,774	62,774			62,774
Others, net							1,158	1,158	1,158

Total net change during the annual period	—	—	—	53,773	53,773	53,773	1,158	1,158	54,931

March 31, 2008	211,763	131,615	131,615	139,293	139,293	482,672	55,261	55,261	537,934

Attachment 4

Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	462,926	450,326	(12,600)	(2.7)%
IP services revenues	319,747	334,189	14,441	4.5%
Open computer network services revenues*	142,216	148,219	6,003	4.2%
IP-Virtual private network services revenues*	67,832	70,520	2,687	4.0%
Wide-Area Ethernet services revenues*	50,256	51,996	1,739	3.5%
Data communications revenues (excluding IP services revenues)	160,920	147,604	(13,316)	(8.3)%
Leased circuit services revenues*	109,361	102,540	(6,820)	(6.2)%
Solution services revenues	165,860	192,927	27,066	16.3%
Others	36,042	29,457	(6,584)	(18.3)%

Total operating revenues	1,145,497	1,154,505	9,007	0.8%

*	Partial listing only

Attachment 5

Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2008	Increase (Decrease)
I. Cash flows from operating activities:
Income before income taxes	60,689	93,649	32,959
Depreciation and amortization	129,134	134,363	5,229
Loss on disposal of property, plant and equipment	10,540	16,175	5,634
Impact of applying lease accounting standards	—	3,536	3,536
Increase (decrease) in allowance for doubtful accounts	187	211	23
Increase (decrease) in liability for employees’ retirement benefits	9,771	(11,893)	(21,665)
Write-off of investments in affiliated companies	25,725	3,155	(22,569)
(Increase) decrease in accounts receivable	(43,257)	21,992	65,250
(Increase) decrease in inventories	576	919	342
Increase (decrease) in accounts payable and accrued expenses	24,807	(2,987)	(27,794)
Increase (decrease) in accrued consumption tax	4,474	(3,662)	(8,137)
Other	(1,793)	3,772	5,566

Sub-total	220,855	259,231	38,376
Interest and dividends received	9,755	10,176	421
Interest paid	(15,190)	(9,917)	5,272
Income taxes received (paid)	86,847	(27,465)	(114,312)

Net cash provided by (used in) operating activities	302,267	232,025	(70,242)

II. Cash flows from investing activities:
Payments for property, plant and equipment	(105,132)	(88,506)	16,626
Proceeds from sale of property, plant and equipment	2,038	12,651	10,612
Payments for purchase of investment securities	(16,504)	(12,433)	4,070
Proceeds from sale of investment securities	11,509	6,457	(5,051)
Payments for long-term loans	(2,304)	(11,407)	(9,103)
Proceeds from long-term loans receivable	112	13,821	13,708
Other	(1,816)	(6,471)	(4,655)

Net cash provided by (used in) investing activities	(112,097)	(85,889)	26,208

III. Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,304	—	(2,304)
Payments for settlement of long-term debt	(180,367)	(173,140)	7,226
Net increase (decrease) in short-term borrowings	—	13,538	13,538
Payments for settlement of lease obligations	—	(4,826)	(4,826)
Dividends paid	(8,700)	(9,000)	(300)

Net cash provided by (used in) financing activities	(186,762)	(173,428)	13,333

IV. Effect of exchange rate changes on cash and cash equivalents	12	(99)	(111)

V. Net increase (decrease) in cash and cash equivalents	3,419	(27,391)	(30,811)
VI. Cash and cash equivalents at beginning of period	72,791	76,211	3,419

VII. Cash and cash equivalents at end of period	76,211	48,819	(27,391)

Attachment 6

Changes in NTT Communications Directors

(subject to shareholders’ approval)

(1)	Candidate for Senior Executive Vice President

Shinobu Umino	Current position:
Executive Vice President;
Senior Executive Manager,
Business Solutions Sector, NTT DATA

(2)	Senior Executive Vice President scheduled to resign from office

Masayuki Nomura	Current position:
Senior Executive Vice President

(3)	Candidates for Representative Directors

(1)	Candidate scheduled to take office as President and CEO

Hiromi Wasai	Current position:
President and CEO

(2)	Candidates scheduled to take office as Senior Executive Vice President

Akira Arima	Current position:
Senior Executive Vice President

Shinobu Umino	Current position:
Executive Vice President;
Senior Executive Manager,
Business Solutions Sector, NTT DATA

Masae Tamura	Current position:
Senior Executive Vice President

(Notes)

-	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2007	As of March 31, 2008
Myline registrations for inter-prefectural long distance calls	26,281,000 (subscriber market share: 71.7%)	25,483,000 (subscriber market share: 75.0%)
Myline registrations for international calls	23,324,000 (subscriber market share: 69.5%)	22,867,000 (subscriber market share: 73.1%)

Traffic

	April 1, 2006 to March 31, 2007	April 1, 2007 to March 31, 2008
Traffic*
Number of calls	7.44 billion	**
Duration of calls	290 million hours	—

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2007	As of March 31, 2008
OCN service subscribers	6,091,000	6,830,000

Main network services for business customers

	As of March 31, 2007	As of March 31, 2008
Business customers of main network services	385,000	424,000
Leased circuits	31,000	29,000
Frame relay/Cell relay	27,000	14,000
IP-VPN	93,000	100,000
Group-VPN	35,000	50,000
OCN Internet access	169,000	200,000
Ethernet services (e-VLAN)	29,000	30,000

Data centers

	As of March 31, 2007	As of March 31, 2008
Co-location service users	520	540
Data centers*	67 in Japan 25 overseas	68 in Japan 27 overseas
Total size of domestic data centers	Approx. 58,000m2	Approx. 65,000m2

Note:	Domestic centers are those that have applied for Information Security Management System approval.

May 13, 2008

Nippon Telegraph and Telephone Corporation

Supplementary Data for

Annual Results for Fiscal Year Ended March 31, 2008

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1.	Number of Subscribers

	(Thousands)
	A	B		C
	As of	As of		As of
	Mar. 31, 2007	Mar. 31, 2008		Mar. 31, 2009 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Line	43,343	39,620	(3,723)	35,261	(4,359)
NTT East	21,392	19,566	(1,826)	17,336	(2,230)
NTT West	21,951	20,054	(1,897)	17,925	(2,129)
INS-Net	7,152	6,414	(738)	5,573	(841)
NTT East	3,726	3,339	(388)	2,869	(470)
NTT West	3,426	3,075	(351)	2,704	(371)
INS-Net 64	6,579	5,871	(708)	5,046	(825)
NTT East	3,363	2,993	(370)	2,535	(458)
NTT West	3,216	2,878	(338)	2,512	(367)
INS-Net 1500	57	54	(3)	53	(2)
NTT East	36	35	(2)	33	(1)
NTT West	21	20	(1)	19	(0)
Telephone Subscriber Line + INS-Net	50,495	46,034	(4,461)	40,834	(5,200)
NTT East	25,118	22,904	(2,214)	20,204	(2,700)
NTT West	25,376	23,129	(2,247)	20,629	(2,500)
FLET’S ISDN	486	383	(103)	298	(85)
NTT East	258	198	(60)	148	(50)
NTT West	228	185	(43)	150	(35)
FLET’S ADSL	5,323	4,656	(667)	3,686	(970)
NTT East	2,782	2,410	(372)	1,810	(600)
NTT West	2,541	2,246	(295)	1,876	(370)
FLET’S Hikari	6,076	8,777	2,701	12,177	3,400
NTT East	3,399	4,963	1,564	6,963	2,000
NTT West	2,677	3,815	1,138	5,215	1,400
Optical IP Phone Services (“Hikari Phone”)	3,174	5,725	2,552	8,975	3,250
NTT East	1,705	3,065	1,360	4,865	1,800
NTT West	1,469	2,661	1,192	4,111	1,450
Conventional Leased Circuit	381	347	(34)	320	(27)
NTT East	193	175	(17)	165	(11)
NTT West	188	172	(16)	156	(16)
High Speed Digital	268	238	(30)	201	(37)
NTT East	148	129	(19)	106	(23)
NTT West	120	109	(11)	94	(14)
NTT Group Major ISPs	8,745	9,814	1,069	10,600	786
OCN*	6,091	6,830	738	7,400	570
Plala*	2,329	2,644	315	2,900	256
Cellular	52,621	53,388	767	54,470	1,080
FOMA*	35,529	43,949	8,420	49,520	5,570
i-mode	47,574	47,993	419	48,650	660
FOMA*	34,052	41,213	7,161	45,610	4,400
PHS	453	0	(453)	—	—

Notes:	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	No. of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East, and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.
	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.
	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,433,000 as of Mar. 31, 2008, and are forecasted to be 1,570,000 as of Mar. 31, 2009.
	7	Changes in No. of Cellular ( FOMA* is included) and i-mode subscribers as of Mar. 31, 2009 (Revised Forecast) are forecasted net-increase.
	8	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2 in 1 in principle, and those FOMA subscriptions are included in the number of Cellular( FOMA* is included) subscribers.

	*	Partial listing only.

2.	Number of Employees

	(Person)
	A	B		C
	As of	As of		As of
	Mar. 31, 2007	Mar. 31, 2008		Mar. 31, 2009 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	199,750	193,850	(5,900)	191,100	(2,750)

Core Group Companies
NTT (Holding)	2,900	2,900	0	2,900	0
NTT East	6,500	5,850	(650)	5,700	(150)
NTT West	5,800	5,800	0	5,750	(50)
NTT Communications	8,750	8,550	(200)	8,450	(100)
NTT DATA (Consolidated)	22,600	23,100	500	27,500	4,400
NTT DoCoMo (Consolidated)	21,600	22,100	500	21,700	(400)

(Reference) “Outsourcing Companies”
East Outsourcing Companies	42,600	37,850	(4,750)	33,100	(4,750)
West Outsourcing Companies	52,400	48,150	(4,250)	43,550	(4,600)

Notes:	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.
	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

–       As of Mar. 31, 2007 (East Outsourcing Companies: 2,050 employees, West Outsourcing Companies: 2,400 employees)

–       As of Mar. 31, 2008 (East Outsourcing Companies: 1,200 employees, West Outsourcing Companies: 1,650 employees)

–       As of Mar. 31, 2009 (Forecast) (East Outsourcing Companies: 950 employees, West Outsourcing Companies: 1,150 employees)

	3	Upon establishment of NTT EAST SOLUTIONS, 550 employees from each of NTT East and East Outsourcing Companies moved to NTT EAST SOLUTIONS as of Oct. 1, 2007.
	4	Upon establishment of NTT WEST-HOMETECHNO companies, some of the employees from NTT West Outsourcing Companies are expected to move to NTT WEST-HOMETECHNO companies in July 2008, the impact of which has not been included in the forecast figures for the fiscal year ending March 31, 2009.

3.	Capital Investment

	(Billions of yen)
	A	B		C
	Year Ended	Year Ended		Year Ending
	Mar. 31, 2007	Mar. 31, 2008		Mar. 31, 2009 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	2,236.9	2,128.9	(108.0)	2,120.0	(8.9)

Core Group Companies
NTT (Holding)	57.7	50.3	(7.3)	45.0	(5.3)
NTT East	435.9	449.1	13.1	455.0	5.9
NTT West	412.4	374.4	(38.0)	430.0	55.6
NTT Communications	100.5	108.1	7.5	105.0	(3.1)
NTT DATA (Consolidated)	139.5	176.8	37.2	160.0	(16.8)
NTT DoCoMo (Consolidated)	934.4	758.7	(175.7)	719.0	(39.7)

Details of Capital Investment
NTT (Holding)	57.7	50.3	(7.3)	45.0	(5.3)
R&D Facilities	53.7	46.4	(7.2)	42.0	(4.4)
Joint Facilities, etc.	4.0	3.8	(0.1)	3.0	(0.8)
NTT East	435.9	449.1	13.1	455.0	5.9
Expansion and Improvement	410.2	421.7	11.4	425.0	3.3
Voice Transmission	139.8	145.9	6.0	140.0	(5.9)
Data Transmission	47.8	46.9	(0.8)	60.0	13.1
Leased Circuit	221.9	228.7	6.8	224.0	(4.7)
Telegraph	0.6	0.0	(0.6)	1.0	1.0
R&D Facilities	2.9	3.1	0.1	4.0	0.9
Joint Facilities, etc.	22.7	24.2	1.5	26.0	1.8
NTT West	412.4	374.4	(38.0)	430.0	55.6
Expansion and Improvement	393.4	354.9	(38.5)	415.0	60.1
Voice Transmission	157.0	168.0	11.0	184.0	16.0
Data Transmission	38.9	27.5	(11.4)	56.0	28.5
Leased Circuit	196.9	159.2	(37.6)	174.0	14.8
Telegraph	0.4	0.0	(0.4)	1.0	1.0
R&D Facilities	1.5	1.3	(0.2)	3.0	1.7
Joint Facilities, etc.	17.3	18.1	0.7	12.0	(6.1)
NTT Communications	100.5	108.1	7.5	105.0	(3.1)
Expansion and Improvement	69.6	72.8	3.1	67.0	(5.8)
Voice Transmission	52.0	51.4	(0.5)	45.0	(6.4)
Data Transmission	14.4	17.4	2.9	18.0	0.6
Leased Circuit	3.1	3.9	0.8	4.0	0.1
R&D Facilities	0.5	0.2	(0.2)	2.0	1.8
Joint Facilities, etc.	30.3	35.0	4.6	36.0	1.0

Optical Access Network Investment
NTT East	196.0	193.0	(3.0)	Approx. 190.0	(3.0)
coverage rate (%)	89%	91%		92%
NTT West	160.0	135.0	(25.0)	Approx. 140.0	5.0
coverage rate (%)	87%	88%		89%

Note: Figures for NTT East and NTT West include figures for Optical Access Network Investment.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A	B		C
	Year Ended	Year Ended		Year Ending
	Mar. 31, 2007	Mar. 31, 2008		Mar. 31, 2009 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,760.6	10,680.9	(79.7)	10,750.0	69.1
Fixed Voice Related Services	3,113.5	2,831.1	(282.4)	—	—
Mobile Voice Related Services	3,021.3	2,739.8	(281.4)	—	—
IP/Packet Communications Services	2,247.9	2,567.4	319.5	—	—
Sales of Telecommunications Equipment	583.3	653.5	70.2	—	—
System Integration	1,092.7	1,157.0	64.3	—	—
Other	701.7	732.0	30.3	—	—
Operating Expenses	9,653.5	9,376.3	(277.3)	9,590.0	213.7
Cost of Services (exclusive of items shown separately below)	2,325.7	2,419.1	93.4	—	—
Cost of equipment sold (exclusive of items shown separately below)	1,333.2	1,262.8	(70.4)	—	—
Cost of systems integration (exclusive of items shown separately below)	737.3	794.9	57.6	—	—
Depreciation and amortization	2,097.3	2,161.9	64.6	—	—
Impairment loss	3.6	5.0	1.4	—	—
Selling, general and administrative expenses	3,140.6	3,047.2	(93.4)	—	—
Write-down of goodwill and other intangible assets	15.8	2.9	(12.9)	—	—
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	(317.6)	(317.6)	—	—
Operating Income	1,107.0	1,304.6	197.6	1,160.0	(144.6)
Income before Income Taxes	1,132.7	1,322.3	189.6	1,170.0	(152.3)
Net Income	481.4	635.2	153.8	500.0	(135.2)
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,963.8	2,037.3	73.5	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	5,161.7	5,049.4	(112.2)	—	—
Loss on disposal of property, plant and equipment	187.6	208.4	20.8	—	—
Other expenses	223.8	229.0	5.2	—	—
Total	7,536.8	7,524.0	(12.8)	—	—

NTT (Holding) (JPN GAAP)
Operating Revenues	359.9	375.7	15.8	365.0	(10.7)
Operating Expenses	162.1	165.8	3.7	170.0	4.1
Operating Income	197.8	209.9	12.0	195.0	(14.9)
Non-Operating Revenues	62.3	58.5	(3.8)	55.0	(3.5)
Non-Operating Expenses	54.0	50.8	(3.1)	50.0	(0.8)
Recurring Profit	206.2	217.7	11.4	200.0	(17.7)
Net Income	189.3	195.8	6.4	199.0	3.1

Note:	Consolidated figures for “Income before income taxes” and “Net income” under “NTT Consolidated (US GAAP)” for the fiscal year ended March 31, 2007, have been adjusted to reflect the retroactive application of equity method accounting for an affiliate that newly became subject to application of the equity method as a result of additional share acquisitions during the fiscal year ended March 31, 2008.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2007	B Year Ended Mar. 31, 2008		C Year Ending Mar. 31, 2009 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	2,061.3	2,002.7	(58.6)	1,960.0	(42.7)
Voice Transmission Services (excluding IP)	1,159.0	1,031.9	(127.0)	890.0	(141.9)
IP Services	359.4	462.6	103.2	605.0	142.3
Leased Circuit (excluding IP)	191.6	180.8	(10.8)	168.0	(12.8)
Telegraph	24.6	24.2	(0.4)	20.0	(4.2)
Others	173.0	169.2	(3.8)	277.0	(26.0)
Supplementary Business	153.5	133.8	(19.7)
Operating Expenses	2,001.4	1,957.7	(43.7)	1,920.0	(37.7)
Personnel	123.4	109.9	(13.5)	110.0	0.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,342.0	1,311.6	(30.3)	1,285.0	(26.6)
Depreciation and amortization	417.1	422.5	5.3	415.0	(7.5)
Loss on disposal of property, plant and equipment	43.2	37.3	(5.9)	35.0	(2.3)
Taxes and public dues	75.4	76.1	0.6	75.0	(1.1)
Operating Income	59.9	44.9	(14.9)	40.0	(4.9)
Non-Operating Revenues	70.4	66.1	(4.2)	56.0	(10.1)
Non-Operating Expenses	39.9	43.7	3.7	36.0	(7.7)
Recurring Profit	90.3	67.4	(22.9)	60.0	(7.4)
Net Income	84.3	96.8	12.5	66.0	(30.8)

NTT West (JPN GAAP)
Operating Revenues	1,951.5	1,901.2	(50.2)	1,871.0	(30.2)
Voice Transmission Services (excluding IP)	1,140.0	1,016.6	(123.4)	893.0	(123.6)
IP Services	304.9	385.8	80.9	490.0	104.1
Leased Circuit (excluding IP)	165.6	158.2	(7.3)	155.0	(3.2)
Telegraph	27.6	27.2	(0.3)	25.0	(2.2)
Others	156.8	147.6	(9.2)	308.0	(5.1)
Supplementary Business	156.3	165.5	9.2
Operating Expenses	1,931.0	1,887.3	(43.7)	1,866.0	(21.3)
Personnel	125.2	106.1	(19.1)	99.0	(7.1)
Cost of services and equipment sold, and selling, general and administrative expenses	1,247.7	1,242.3	(5.3)	1,245.0	2.6
Depreciation and amortization	443.9	423.6	(20.3)	409.0	(14.6)
Loss on disposal of property, plant and equipment	42.3	43.9	1.5	41.0	(2.9)
Taxes and public dues	71.6	71.2	(0.4)	72.0	0.7
Operating Income	20.4	13.9	(6.5)	5.0	(8.9)
Non-Operating Revenues	76.8	59.4	(17.3)	49.0	(10.4)
Non-Operating Expenses	43.3	48.5	5.1	44.0	(4.5)
Recurring Profit	54.0	24.8	(29.1)	10.0	(14.8)
Net Income	28.3	(37.7)	(66.0)	6.0	43.7

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2008 include monthly charges, call charges and interconnection charges of 678.4 billion yen, 123.5 billion yen and 144.9 billion yen for NTT East, and 664.8 billion yen, 116.3 billion yen and 154.7 billion yen for NTT West, respectively.
	2	Operating Revenues from IP services of NTT East and NTT West for the fiscal year ended Mar. 31, 2008 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 212.0 billion yen and 55.2 billion yen for NTT East, and 169.8 billion yen and 41.5 billion yen for NTT West, respectively.
		- FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Year Ended Mar. 31, 2007	B Year Ended Mar. 31, 2008		C Year Ending Mar. 31, 2009 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,145.4	1,154.5	9.0	1,122.0	(32.5)
Voice Transmission Services (excluding IP)	462.9	450.3	(12.6)	409.0	(41.3)
IP Services	319.7	334.1	14.4	352.0	17.8
Data Transmission Services (excluding IP)	160.9	147.6	(13.3)	131.0	(16.6)
Leased Circuit*	109.3	102.5	(6.8)	96.0	(6.5)
Solutions Business	165.8	192.9	27.0	204.0	11.0
Others	36.0	29.4	(6.5)	26.0	(3.4)
Operating Expenses	1,068.1	1,049.7	(18.3)	1,012.0	(37.7)
Personnel	91.9	93.4	1.4	93.0	(0.4)
Cost of services and equipment sold, and selling, general and administrative expenses	507.6	497.1	(10.5)	777.0	(23.8)
Communication Network Charges	316.8	303.7	(13.1)
Depreciation and amortization	126.5	122.7	(3.7)	119.0	(3.7)
Loss on disposal of property, plant and equipment	13.0	20.7	7.6	11.0	(9.7)
Taxes and public dues	12.0	12.0	(0.0)	12.0	(0.0)
Operating Income	77.3	104.7	27.3	110.0	5.2
Non-Operating Revenues	29.5	35.1	5.5	27.0	(8.1)
Non-Operating Expenses	29.1	27.8	(1.2)	27.0	(0.8)
Recurring Profit	77.8	112.0	34.2	110.0	(2.0)
Net Income	30.3	62.7	32.4	71.0	8.2

NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,044.9	1,074.4	29.4	1,120.0	45.6
Systems Integration Business	830.7	834.9	4.1	857.0	22.1
Network System Business	69.0	75.5	6.4	77.0	1.5
Others	236.5	269.4	32.8	282.0	12.6
Elimination or corporate	(91.5)	(105.4)	(13.9)	(96.0)	9.4
Cost of Sales	786.3	813.3	27.0	845.0	31.7
Gross Profit	258.5	261.0	2.4	275.0	14.0
Selling and General Expense	168.3	165.1	(3.1)	170.0	4.9
Operating Income	90.2	95.9	5.6	105.0	9.1
Non-Operating Income (loss)	(4.4)	(1.5)	2.9	(4.0)	(2.5)
Recurring Profit	85.7	94.3	8.5	101.0	6.7
Net Income	50.6	30.4	(20.1)	54.0	23.6

NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	4,788.1	4,711.8	(76.3)	4,768.0	56.2
Wireless Services	4,314.1	4,165.2	(148.9)	3,803.0	(362.2)
Cellular Services	4,182.6	4,019.0	(163.6)	3,605.0	(414.0)
Voice	2,940.4	2,645.1	(295.3)	2,109.0	(536.1)
Packet Communications	1,242.2	1,373.9	131.6	1,496.0	122.1
PHS	23.0	9.5	(13.5)	—	—
Others	108.5	136.8	28.2	198.0	61.2
Equipment sales	474.0	546.6	72.6	965.0	418.4
Operating Expenses	4,014.6	3,903.5	(111.1)	3,938.0	34.5
Personnel	254.3	233.4	(20.9)	250.0	16.6
Cost of services and equipment sold, and selling, general and administrative expenses	2,549.3	2,434.4	(114.9)	2,507.0	72.6
Depreciation and amortization	745.3	776.4	31.1	751.0	(25.4)
Loss on disposal of property, plant and equipment	73.1	75.4	2.3	63.0	(12.4)
Communication Network Charges	356.1	345.1	(11.0)	327.0	(18.1)
Taxes and public dues	36.4	38.8	2.4	40.0	1.2
Operating Income	773.5	808.3	34.8	830.0	21.7
Non-Operating Income (loss)	(0.6)	(7.6)	(7.0)	5.0	12.6
Income before Tax	772.9	800.7	27.7	835.0	34.3
Net Income	457.3	491.2	33.9	503.0	11.8

Note:	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2008 include revenues from telephone subscriber lines (243.6 billion yen). Operating Revenues from IP services include revenues from OCN (148.2 billion yen), IP-VPN (70.5 billion yen) and e-VLAN (51.9 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (13.1 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (7.4 billion yen) and high-speed digital (45.9 billion yen).

*	Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)

	1st Quarter Ended Jun. 30, 2007 (From Apr. to Jun., 2007)	2nd Quarter Ended Sept. 30, 2007 (From Jul. to Sept., 2007)	3rd Quarter Ended Dec. 31, 2007 (From Oct. to Dec., 2007)	4th Quarter Ended Mar. 31, 2008 (From Jan. to Mar., 2008)	Year Ended Mar. 31, 2007	Year Ended Mar. 31, 2008	Year Ending Mar. 31, 2009 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,120	3,120	3,120	3,080	3,170	3,110	3,040
Telephone Subscriber Lines ARPU	2,730	2,720	2,730	2,700	2,760	2,720	2,660
INS-NET Subscriber Lines ARPU	5,410	5,390	5,420	5,350	5,470	5,390	5,290
FLET’S Hikari ARPU	5,060	5,260	5,390	5,440	5,050	5,300	5,500
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,970	2,970	2,970	2,940	3,020	2,960	2,910
Telephone Subscriber Lines ARPU	2,620	2,620	2,620	2,590	2,660	2,610	2,570
INS-NET Subscriber Lines ARPU	5,240	5,220	5,240	5,170	5,310	5,220	5,200
FLET’S Hikari ARPU	5,350	5,440	5,500	5,530	5,120	5,460	5,750
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,560	6,550	6,290	6,050	6,700	6,360	5,640
Voice ARPU (FOMA+mova)	4,440	4,340	4,090	3,780	4,690	4,160	3,280
Packet ARPU (FOMA+mova)	2,120	2,210	2,200	2,270	2,010	2,200	2,360
i-mode ARPU (FOMA+mova)*	2,090	2,180	2,170	2,230	1,990	2,170	2,320
ARPU generated purely from i-mode (FOMA+mova)	2,270	2,360	2,350	2,420	2,160	2,350	2,520
Cellular Aggregate ARPU (FOMA)	7,370	7,270	6,870	6,530	7,860	6,990	5,920
Voice ARPU (FOMA)	4,710	4,570	4,260	3,900	5,070	4,340	3,310
Packet ARPU (FOMA)	2,660	2,700	2,610	2,630	2,790	2,650	2,610
i-mode ARPU (FOMA)*	2,630	2,660	2,580	2,590	2,750	2,610	2,560
ARPU generated purely from i-mode (FOMA)	2,730	2,770	2,690	2,710	2,830	2,720	2,710
Cellular Aggregate ARPU (mova)	4,600	4,440	4,200	3,950	5,180	4,340	3,680
Voice ARPU (mova)	3,800	3,660	3,490	3,280	4,190	3,590	3,050
i-mode ARPU (mova)	800	780	710	670	990	750	630
ARPU generated purely from i-mode (mova)	970	960	890	850	1,160	930	830

	*	Partial listing only.
Notes:	1	We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
		*	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
		*	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
		*	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
		*	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.
			–	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.
	2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.
	3	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.
	4	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	5	For purposes of calculating FLET’S Hikari ARPU, No. of subscribers is determined based on No. of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.
	6	We compute ARPU for our cellular business using 3 aggregate measures.
		*	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
			–	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.
		*	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
			–	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.
		*	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).
			–	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
	7	We show ARPU for our i-mode using two aggregate measures.
		–	i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
		–	ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.
	8	Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
	9	No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
		–	1Q Results: Sum of No. of active subscribers** (as defined below) for each month from Apr. to Jun.
		–	2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.
		–	3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.
		–	4Q Results: Sum of No. of active subscribers** for each month from Jan. to Mar.
		–	FY Results: Sum of No. of active subscribers** for each month from Apr. to Mar.
		–	FY Forecast: the average expected active No. of subscribers (No. of subscribers at end of previous Mar. + No. of expected subscribers at end of the following Mar.)/2×12
	10	No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.
		–	1Q Results: Sum of No. of active subscribers** (as defined below) for each month from Apr. to Jun.
		–	2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.
		–	3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.
		–	4Q Results: Sum of No. of active subscribers** for each month from Jan. to Mar.
		–	FY Results/FY Forecast: Sum of No. of active subscribers** for each month from Apr. to Mar.
		**	active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2007	As of Mar. 31, 2008	As of Mar. 31, 2009 (Forecast)
Interest-Bearing Liabilities	4,770.8	4,677.2	4,800.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2007	Year Ended Mar. 31, 2008	Year Ending Mar. 31, 2009 (Forecast)
Operating Income	1,107.0 billion yen	1,304.6 billion yen	1,160.0 billion yen
EBITDA Margin	31.0%	33.8%	31.2%
Operating FCF	1,103.7 billion yen	1,478.1 billion yen	1,236.0 billion yen
ROCE	5.5%	6.4%	5.6%

Notes :	1	“ROCE” for the fiscal year ended March 31, 2007, has been adjusted to reflect the retroactive application of equity method accounting for an affiliate that newly became subject to application of the equity method as a result of additional share acquisitions during the fiscal year ended March 31, 2008.
	2	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2007	Year Ended Mar. 31, 2008	Year Ending Mar. 31, 2009 (Forecast)
EBITDA Margin [(c/d)X100]	31.0%	33.8%	31.2%
a Operating Income	1,107.0 billion yen	1,304.6 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	2,302.4 billion yen	2,196.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	3,607.0 billion yen	3,356.0 billion yen
d Operating Revenues	10,760.6 billion yen	10,680.9 billion yen	10,750.0 billion yen
Operating FCF [(c-d)]	1,103.7 billion yen	1,478.1 billion yen	1,236.0 billion yen
a Operating Income	1,107.0 billion yen	1,304.6 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	2,302.4 billion yen	2,196.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	3,607.0 billion yen	3,356.0 billion yen
d Capital Investment	2,236.9 billion yen	2,128.9 billion yen	2,120.0 billion yen
ROCE [(b/c)X100]	5.5%	6.4%	5.6%
a Operating Income	1,107.0 billion yen	1,304.6 billion yen	1,160.0 billion yen
(Normal Statutory Tax Rate)	41%	41%	41%
b Operating Income X (1 - Normal Statutory Tax Rate)	654.0 billion yen	770.8 billion yen	684.4 billion yen
c Operating Capital Employed	11,961.1 billion yen	11,989.8 billion yen	12,231.0 billion yen

Notes :	1	“ROCE” and “Operating Capital Employed” for the fiscal year ended March 31, 2007, have been adjusted to reflect the retroactive application of equity method accounting for an affiliate that newly became subject to application of the equity method as a result of additional share acquisitions during the fiscal year ended March 31, 2008.
	2	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2007	Year Ended Mar. 31, 2008
NTT Consolidated Capital Investment	2,236.9	2,128.9
Payments for property, plant and equipment	1,608.5	1,259.7
Acquisition of intangible and other assets	619.9	728.6
Other differences	8.5	140.5